As filed with the Securities and Exchange Commission on November 30, 1999
                  Registration File Nos. 33-________/811-______


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        ---------------------------------

                                    FORM S-6
                        ---------------------------------

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                 OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2
                        ---------------------------------

               TRANSAMERICA OCCIDENTAL LIFE SEPARATE ACCOUNT VUL-3
                              (Exact Name of Trust)

                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                               (Name of Depositor)

                             1150 South Olive Street
                         Los Angeles, California 90015
          (Complete Address of Depositor's Principal Executive Offices)

                             Thomas E. Pierpan, Esq.
                                 Vice President
                 Transamerica Occidental Life Insurance Company
                              570 Carillon Parkway
                          St. Petersburg, Florida 33716
                (Name and Complete Address of Agent for Service)

                                   Copies to:

                              Stephen E. Roth, Esq.
                         Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20004-2415
                        ---------------------------------

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

Title of Securities Being Registered: Units of interest in the separate account under flexible premium deferred variable life insurance policies.

               --------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

P R O S P E C T U S
        , 2000

                              TRANSAMERICA ELITE(SM)
                                 issued through
                  Transamerica Occidental Life Separate Account
                                      VUL-3
                                       by
                 Transamerica Occidental Life Insurance Company
                              570 Carillon Parkway
                          St. Petersburg, Florida 33716
                                 1-800-322-7164
                                 (727) 299-1800

          AN INDIVIDUAL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


                                   CONSIDER CAREFULLY THE RISK FACTORS
                                   BEGINNING ON PAGE____ OF THIS PROSPECTUS.

                                   An investment in this Policy is not a bank deposit. The Policy is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


THE SECURITIES AND EXCHANGE        Prospectuses for the portfolios of:
COMMISSION HAS NOT APPROVED        [ ] WRL Series Fund, Inc.; and
OR DISAPPROVED THESE SECURITIES    [ ] Transamerica Variable Insurance Fund,
ADEQUACY OR PASSED UPON THE        Inc. must accompany this prospectus. Certain
OF THIS PROSPECTUS. ANY            portfolios may not be available in all
REPRESENTATION TO THE CONTRARY     states. Please read these documents before
IS A CRIMINAL OFFENSE.             investing and save them for future reference.

TABLE OF CONTENTS
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Glossary .......................................................   1
Policy Summary .................................................   4
Risk Summary ...................................................   9
Portfolio Annual Expense Table .................................  13
Transamerica and the Fixed Account .............................  15
    Transamerica ...............................................  15
    The Fixed Account ..........................................  15
The Separate Account and the Portfolios ........................  16
    The Separate Account .......................................  16
    The Portfolios .............................................  16
    Addition, Deletion, or Substitution of Investments .........  20
    Your Right to Vote Portfolio Shares ........................  20
The Policy .....................................................  21
    Purchasing a Policy ........................................  21
    Underwriting Standards .....................................  21
    When Insurance Coverage Takes Effect .......................  22
    Ownership Rights ...........................................  23
    Canceling a Policy .........................................  25
Premiums .......................................................  25
    Premium Flexibility ........................................  25
    Planned Periodic Payments ..................................  26
    Minimum No Lapse Premium ...................................  26
    No Lapse Period ............................................  26
    Premium Limitations ........................................  27
    Making Premium Payments ....................................  27
    Allocating Premiums ........................................  27
Policy Values ..................................................  28
    Cash Value .................................................  28
    Net Surrender Value ........................................  29
    Subaccount Value ...........................................  29
    Subaccount Unit Value ......................................  29
    Fixed Account Value ........................................  30
Transfers ......................................................  31
    General ....................................................  31
    Fixed Account Transfers ....................................  32
    Conversion Rights ..........................................  32
    Dollar Cost Averaging ......................................  33
    Asset Rebalancing Program ..................................  33
    Third Party Asset Allocation Services ......................  34
Charges and Deductions .........................................  35
    Premium Charges ............................................  35
    Monthly Deduction ..........................................  35
    Mortality and Expense Risk Charge ..........................  37
    Surrender Charge ...........................................  37
             This Policy is not available in the State of New York.

    Pro Rata Decrease Charge ...................................  40
    Transfer Charge ............................................  40
    Change in Premium Allocation Charge ........................  41
    Cash Withdrawal Charge .....................................  41
    Taxes ......................................................  41
    Portfolio Expenses .........................................  41
Death Benefit ..................................................  41
    Death Benefit Proceeds .....................................  41
    Death Benefit ..............................................  42
    Effects of Cash Withdrawals on the Death Benefit ...........  44
    Choosing Death Benefit Options .............................  44
    Changing the Death Benefit Option ..........................  44
    Decreasing the Specified Amount ............................  44
    Payment Options ............................................  45
Surrenders and Cash Withdrawals ................................  45
    Surrenders .................................................  45
    Cash Withdrawals ...........................................  46
Loans ..........................................................  47
    General ....................................................  47
    Interest Rate Charged ......................................  48
    Loan Reserve Interest Rate Credited ........................  48
    Preferred Loans ............................................  48
    Effect of Policy Loans .....................................  48
Policy Lapse and Reinstatement .................................  49
    Lapse ......................................................  49
    No Lapse Period ............................................  49
    Reinstatement ..............................................  50
Federal Income Tax Considerations ..............................  50
    Tax Status of the Policy ...................................  51
    Tax Treatment of Policy Benefits ...........................  51
    Special Rules for 403(b) Arrangements ......................  53
Other Policy Information .......................................  54
    Our Right to Contest the Policy ............................  54
    Suicide Exclusion ..........................................  54
    Misstatement of Age or Gender ..............................  54
    Modifying the Policy .......................................  55
    Benefits at Maturity .......................................  55
    Payments We Make ...........................................  55
    Settlement Options .........................................  56
    Reports to Owners ..........................................  57
    Records ....................................................  57
    Policy Termination .........................................  57
Supplemental Benefits (Riders) .................................  58
    Children's Insurance Rider .................................  58
    Accidental Death Benefit Rider .............................  58
    Other Insured Rider ........................................  58
    Disability Waiver Rider ....................................  59
    Disability Waiver and Income Rider .........................  59

    Primary Insured Rider ("PIR") and Primary Insured
       Rider Plus ("PIR Plus") ........................................ 59
    Living Benefit Rider (an Accelerated Death Benefit) ............... 60
IMSA .................................................................. 61
Performance Data ...................................................... 61
    Rates of Return ................................................... 61
    Hypothetical Illustrations Based on Adjusted Portfolio Performance  62
    Other Performance Data in Advertising Sales Literature ............ 73
    Transamerica's Published Ratings .................................. 73
Additional Information ................................................ 74
    Sale of the Policies .............................................. 74
    Legal Matters ..................................................... 74
    Legal Proceedings ................................................. 74
    Variations in Policy Provisions ................................... 74
    Year 2000 Readiness Disclosure .................................... 74
    Experts ........................................................... 74
    Financial Statements .............................................. 74
    Additional Information about Transamerica ......................... 75
    Transamerica's Directors and Officers ............................. 75
    Additional Information about the Separate Account ................. 78
Appendix A -- Illustrations ........................................... 79
Appendix B -- Wealth Indices of Investments in the U.S. Capital Market  83
Index to Financial Statements ......................................... 85
    Transamerica Occidental Life Separate Account VUL-3 ............... 85
    Transamerica Occidental Life Insurance Company .................... 85

GLOSSARY
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 accounts          The options to which you can allocate your money. The accounts include the fixed account and the subaccounts in the separate account.
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 attained age      The issue age of the insured, plus the number of completed years since the
                   Policy date.
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 beneficiary(ies)  The person or persons you select to receive the death benefit from this Policy.
                   You name the primary beneficiary and contingent beneficiaries.
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 cash value        The sum of your Policy's value in the subaccounts and the fixed account. If there is a Policy loan outstanding, the cash value includes any amounts held in our fixed account to secure the Policy loan.
                   --------------------------------------------------------------------------------
                   The amount we will pay to the beneficiary on the insured's death. We will
 death benefit     reduce the death benefit proceeds by the amount of any outstanding loan
 proceeds          amount (including any interest you owe on Policy loan(s)) plus any due and unpaid monthly deductions.
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 fixed             account An option to which you may allocate premiums and cash value. We guarantee that any amounts you allocate to the
                   fixed account will earn interest at a declared rate. The
                   fixed account may not be available in all states.
                   --------------------------------------------------------------------------------
 free-look period  The period during which you may return the Policy and receive a refund as described in this prospectus. The length of the free-look period varies by state. The free-look period is listed in the Policy.
                   --------------------------------------------------------------------------------
 funds             Investment companies which are registered with the U.S. Securities and
                   Exchange Commission. The Policy allows you to invest in the portfolios of the funds through our subaccounts. We reserve the right to add other registered investment companies to the Policy in the future.
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 in force          While coverage under the Policy is active and the insured's life remains insured.
                   --------------------------------------------------------------------------------
 initial           premium The amount you must pay before insurance coverage
                   begins under this Policy. The initial premium is shown on the schedule page of your Policy.
                   --------------------------------------------------------------------------------
 insured           The person whose life is insured by this Policy.
                   --------------------------------------------------------------------------------
 issue age         The insured's age on his or her birthday nearest to the Policy date.
                   --------------------------------------------------------------------------------
 lapse             When life insurance coverage ends because you do not have enough cash value in the Policy to pay the monthly deduction, the surrender charge and any outstanding loan amount (including any interest you owe on Policy loans(s)), and you have not made a sufficient payment by the end of a grace period.
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 loan amount       The total amount of all outstanding Policy loans,
                   including both principal and interest due.
                   --------------------------------------------------------------------------------
loan reserve       A part of the fixed account to which amounts are transferred  as collateral for
                   Policy loans.
                   --------------------------------------------------------------------------------

 maturity date      The Policy anniversary nearest the insured's 100th
                    birthday if the insured is living and the Policy is still in force. It is the date when life insurance coverage under
                    this Policy ends. You may continue coverage, at your option, under the Policy's extended maturity date provision.
                    ---------------------------------------------------------------------------------
 minimum            The amount shown on your Policy schedule page that we use during the no
 no                 lapse period to determine whether a grace period will begin. We will adjust
 lapse              the minimum no lapse premium if you increase or add a rider. We make this
 premium            determination whenever your net surrender value is not enough to meet monthly deductions. When we use the term "minimum no lapse premium" in this prospectus, it has the same meaning as "minimum monthly guarantee premium" in the Policy.
                    ---------------------------------------------------------------------------------
 Monthiversary      This is the day of each month when we determine Policy
                    charges and deduct them from cash value. It is the same date each month as the Policy date. If there is no valuation date that coincides with the Policy date in a calendar month, the
                    Monthiversary is the next valuation date.
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 monthly            The monthly Policy charge, plus the monthly cost of insurance, plus the
 deduction          monthly charge for any riders added to your Policy, plus, if any, the pro rata decrease charge incurred as a result of a decrease in your specified amount.
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 net surrender      The amount we will pay you if you surrender the Policy while it is in force.
 value              The net surrender value on the date you surrender is equal to: the cash value, minus any surrender charge, minus any outstanding loan
                    amount, minus any interest you owe on Policy loan(s).
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 no lapse date      The last valuation date of your third Policy year. It is the date prior to which your Policy will not lapse if certain conditions are met,
                    even if the net surrender value is not sufficient to pay the monthly deductions.
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 office             Our administrative office and mailing address is P.O. Box 5068, Clearwater,
                    Florida 33758-5068. Our street address is 570 Carillon Parkway, St.
                    Petersburg, Florida 33716. Our home office address is 1150 South Olive
                    Street, Los Angeles, California 90015. Our phone number is 1-800-322-7164.
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 planned periodic   A premium payment you make in a level amount at a fixed
 premium            interval over a specified period of time.
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 Policy date        The date when our underwriting process is complete, full life insurance coverage goes into effect and we begin to make the monthly deductions. The
                    Policy date is shown on the schedule page of your Policy. It is also the date when, depending on your state of residence, we allocate your premium either to the reallocation account or to the fixed account and the subaccounts you selected on your application. We measure Policy months, years, and anniversaries from the Policy date.
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 protfolio          One of the separate investment portfolios of a fund.
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 premiums           All payments you make under the Policy other than loan repayments.
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 reallocation       WRL J.P. Morgan Money Market subaccount.
 account
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 reallocation       The date we reallocate all cash value held in the reallocation account to the
 date               fixed account and subaccounts you selected on your application. We place your premium in the reallocation account only if your state requires us to return the full premium in the event you exercise your free-look right. In those states the reallocation date is the record date, plus the number of days in your state's free-look period, plus five days. In all
                    other states, the reallocation date is the Policy date.
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 record date        The date we record your Policy on our books as an in force Policy.
                    --------------------------------------------------------------------------------
 separate account   The Transamerica Occidental Life Separate Account VUL-3. It is a separate investment account that is divided into subaccounts. We established the separate account to receive and invest premiums under the
                    Policy and other variable life insurance policies we issue.
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 specified amount   The minimum death benefit we will pay under the Policy provided the Policy is in force. It is the amount shown on the Policy's schedule page, unless you decrease the specified amount. In addition, we will reduce the specified amount by the dollar amount of any cash withdrawal if you
                    choose the Option A death benefit.
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 subaccount         A subdivision of the separate account that invests exclusively in shares of one investment portfolio of a fund.
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 surrender charge   If during the first 15 Policy years you fully surrender the Policy, we will deduct a surrender charge from the cash value.
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 termination        When the insured's life is no longer insured under the Policy.
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 valuation date     Each day the New York Stock Exchange is open for
                    trading. Transamerica is open for business whenever the New
                    York Stock Exchange is open.
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 valuation period   The period of time over which we determine the change in the value of the subaccounts. Each valuation period begins at the close of normal trading on the New York Stock Exchange (currently 4:00 p.m. Eastern time on each valuation date) and ends at the close of normal trading of the New York Stock Exchange on the next valuation date.
                    --------------------------------------------------------------------------------
                    Transamerica Occidental Life Insurance Company.
                    --------------------------------------------------------------------------------
 we, us, our        The written notice you must sign and send us to request or exercise your
(Transamerica)      rights as owner under the Policy. To be complete, it must: (1) be in a form we accept, (2) contain the information and documentation that we determine we need to take the action you request, and (3) be received at our office.
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 you, your          The person entitled to exercise all rights as owner under the Policy.
 (owner or
 policyowner)
                    --------------------------------------------------------------------------------

POLICY SUMMARY                                           TRANSAMERICA ELITE(SM)
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     The sections in this summary correspond to sections in this prospectus, which discuss the topics in more detail.

THE POLICY IN GENERAL

     The Transamerica Elite(SM) is an individual flexible premium variable life insurance policy.

     The Policy is designed to be long-term in nature in order to provide significant life insurance benefits for you. However, purchasing this Policy involves certain risks. (See Risk Summary p. .) You should consider the Policy in conjunction with other insurance you own. The Policy is not suitable as a short-term savings vehicle.

     The minimum specified amount for this Policy when issued is $100,000 for all issue ages.

     A few of the Policy features listed below are not available in all states, may vary depending upon when your Policy was issued and may not be suitable for your particular situation. Certain states place restrictions on access to the fixed account and on other Policy features. Please consult your agent and refer to your Policy for details.

PREMIUMS


/bullet/ You select a payment plan but are not required to pay premiums according to the plan. You can vary the frequency and amount, within limits, and can skip premium payments.
/bullet/  Unplanned premiums may be made, at any time ($50 minimum).
/bullet/ You increase your risk of lapse if you do not regularly pay premiums at least as large as the current minimum no lapse premium.
/bullet/ Until the no lapse date (that is, until the end of the third Policy year), we guarantee that your Policy will not lapse, so long as you have paid total premiums (MINUS any withdrawals, MINUS any outstanding loans, and MINUS any pro rata decrease charge) that equal or exceed the minimum no lapse premium in effect times the number of months since the Policy date. If you take a withdrawal, a loan, or if you decrease your specified amount, you will need to pay additional premiums in order to keep the no lapse guarantee in place.
/bullet/ The minimum no lapse premium on the Policy date is shown on your Policy schedule page. The minimum no lapse premium will change if you increase or add a rider.
/bullet/ Under certain circumstances, extra premiums may be required to prevent the Policy from lapsing.
/bullet/ Once we deliver your Policy, the FREE-LOOK PERIOD begins. You may return the Policy during this period and receive a refund. Depending on your state of residence, we will either allocate your premium to the accounts you indicated on your application, or we will place your premium in the reallocation account until the reallocation date. See Reallocation Account p. .

DEDUCTIONS FROM PREMIUM BEFORE WE PLACE IT IN A SUBACCOUNT AND/OR THE FIXED
     ACCOUNT


/bullet/  From the initial premium: None
/bullet/  From additional premiums: None


INVESTMENT OPTIONS


     SUBACCOUNTS. You may direct the money in your Policy to a total of 20 subaccounts of the Transamerica Occidental Life Separate Account VUL-3, a separate account. For administrative reasons, we currently limit the number of subaccounts that you can invest in at any one time to 20 subaccounts. Each subaccount invests exclusively in one investment portfolio of a fund. THE MONEY YOU PLACE IN THE SUBACCOUNTS IS NOT GUARANTEED. THE VALUE OF EACH SUBACCOUNT WILL INCREASE OR DECREASE, DEPENDING ON INVESTMENT PERFORMANCE OF THE CORRESPONDING PORTFOLIO. YOU COULD LOSE SOME OR ALL OF YOUR MONEY.


The portfolios available to you are:


 WRL SERIES FUND, INC.

  - WRL Alger Aggressive Growth                - WRL NWQ Value Equity
  - WRL VKAM Emerging Growth                   - WRL C.A.S.E. Growth
  - WRL Janus Growth                           - WRL GE/Scottish Equitable International Equity
  - WRL Janus Global                           - WRL Goldman Sachs Growth
  - WRL AEGON Bond                             - WRL Goldman Sachs Small Cap
  - WRL LKCM Strategic Total Return            - WRL T. Rowe Price Dividend Growth
  - WRL Federated Growth & Income              - WRL T. Rowe Price Small Cap
  - WRL J.P. Morgan Real Estate Securities     - WRL Salomon All Cap
  - WRL Dean Asset Allocation                  - WRL Pilgrim Baxter Mid Cap Growth
  - WRL GE U.S. Equity                         - WRL Dreyfus Mid Cap
  - WRL Third Avenue Value
  - WRL J.P. Morgan Money Market               TRANSAMERICA VARIABLE INSURANCE FUND, INC.
  - WRL AEGON Balanced                         - Transamerica VIF Growth Portfolio

     FIXED ACCOUNT. You may also direct the money in your Policy to the fixed account. Unless otherwise required by state law, we will restrict your allocations or transfers to the fixed account if the fixed account value following the allocation or transfer would exceed $500,000. Money you place in the fixed account is guaranteed, and will earn interest at a current interest rate declared from time to time. The annual interest rate will equal at least 3.0%. The fixed account may not be available in all states.


CASH VALUE


/bullet/ Cash value equals the sum of your Policy's value in the subaccounts and the fixed account. If there is a loan outstanding, the cash value includes any amounts held in our fixed account to secure the Policy loan.
/bullet/ Cash value varies from day to day, depending on the investment experience of the subaccounts you choose, the interest credited to the fixed account, the charges deducted and any other Policy transactions (such as additional premium payments, transfers, withdrawals, and Policy loans).

/bullet/ Cash value is the starting point for calculating important values under the Policy, such as net surrender value and the death benefit.
/bullet/ There is no guaranteed minimum cash value. The Policy may lapse if you do not have sufficient cash value in the Policy to pay the monthly deductions, the surrender charge and/or any outstanding loan amount (including interest you owe on any Policy loan(s)).
/bullet/ The Policy will not lapse during the first three Policy years (that is, during the no lapse period) so long as you have paid sufficient
          minimum no lapse premiums. See Minimum No Lapse Premium p.   .


TRANSFERS


/bullet/ You can transfer cash value among the subaccounts and the fixed account. We charge a $10 transfer processing fee for each transfer after the first 12 transfers in a Policy year.
/bullet/  You may make transfers by telephone or by fax.
/bullet/  Policy loans reduce the amount of cash value available for transfers.

/bullet/ Dollar cost averaging and asset rebalancing programs are available. /bullet/ You may make one transfer per Policy year from the fixed account, and we must receive your request to transfer from the fixed account within 30 days after a Policy anniversary unless you select dollar cost averaging from the fixed account. The amount of your transfer is the greater of:
          -> 25% of your value in the fixed account; or -> the amount you transferred from the fixed account in the prior
              Policy year.


CHARGES AND DEDUCTIONS


/bullet/  Monthly Policy charge: We deduct $5.00 from your cash value each month.
/bullet/ Cost of insurance charges: Deducted monthly from your cash value. Your charges vary each month with the insured's attained age, the specified amount, the death benefit option you choose, and the investment results of the portfolio in which you invest. In most cases, the current cost of insurance rates will be lower for Policies with a specified amount of $250,000 or more.
/bullet/ Mortality and expense risk charge: Deducted daily from each subaccount at an annual rate of 0.90% of your average daily net assets of each subaccount. We guarantee to reduce this amount to 0.60% after the first 15 Policy years. We intend to reduce this amount to 0.30% in the 16th Policy year but we do not guarantee that we will do so.
/bullet/ Surrender charge: Deducted when a full surrender occurs during the first 15 Policy years. One portion is an issue charge equal to $5.00 per $1,000 of initial specified amount. The other portion is calculated by adding total premiums paid (up to the surrender charge base premium) to any premium paid above the surrender charge base premium multiplied by percentages that vary by issue age. THIS CHARGE MAY BE SIGNIFICANT. We reduce the total surrender charge at the rate of up to 20% per year, beginning in Policy year 11, until it reaches zero at the end of the 15th Policy year. You may have no net surrender value if you surrender your Policy in the first few Policy
          years. See Charges and Deductions -- Surrender Charge p.   .

/bullet/ Pro rata decrease charge: If you decrease the specified amount during the first 15 Policy years, we will deduct a decrease charge equal to a pro rata portion of the surrender charge.
/bullet/ Transfer fee: We deduct $10 for each transfer in excess of 12 per Policy year.
/bullet/ Rider charges: We deduct charges each month for optional insurance benefits (riders).
/bullet/ Cash withdrawal fee: We deduct a processing fee for cash withdrawals equal to the lesser of $25 or 2% of the withdrawal.
/bullet/ Portfolio expenses: The portfolios deduct management fees and expenses from the amounts you have invested in the portfolios. These charges currently range from 0.46% to 1.50% annually, depending on the portfolio. See Portfolio Annual Expense Table on p.____. See also the fund prospectuses.


LOANS


/bullet/ After the first Policy year (as long as your Policy is in force), you may take a loan against the Policy up to 90% of the cash value, less any surrender charge and any already outstanding loan amount.
/bullet/  The minimum loan amount is generally $500.
/bullet/ You may request a loan by calling us or by writing or faxing us written instructions.
/bullet/ We charge 5.5% interest annually, payable in arrears, on any outstanding loan amount.
/bullet/ To secure the loan, we transfer a portion of your cash value to a loan reserve account. The loan reserve account is part of the fixed account. You will earn at least 4.0% interest on amounts in the loan reserve account.
/bullet/ Prior to the 10th Policy year, we currently credit 4.75% interest annually on all Policy loans.
/bullet/ After the 10th Policy year, you may borrow at preferred loan rates an amount equal to the cash value less total premiums paid (reduced by any cash withdrawals) and minus any outstanding loan amounts (including any interest you owe on Policy loan(s)). We currently credit interest at a 5.5% preferred loan rate. THIS RATE IS NOT GUARANTEED.
/bullet/ Federal income taxes and a penalty tax may apply to loans you take against the Policy.
/bullet/  There are risks involved in taking a Policy loan. See the Risk
          Summary p.____.


DEATH BENEFIT


/bullet/ You must choose one of two death benefit options. We offer the following:
    /bullet/  Option A is the greater of:
              ->  the current specified amount, or
              -> a specified percentage, multiplied by the Policy's cash value on the date of the insured's death.
    /bullet/  Option B is the greater of:
              -> the current specified amount, plus the Policy's cash value on the date of the insured's death, or
              -> a specified percentage, multiplied by the Policy's cash value on the date of the insured's death.

/bullet/ So long as the Policy does not lapse, the minimum death benefit we pay under any option will be the current specified amount.
/bullet/ The minimum specified amount for a Policy for all issue ages is $100,000. We will state the minimum specified amount in your Policy. You cannot decrease your specified amount below this minimum. If your specified amount is $250,000 or more, then you may not decrease your specified amount below $250,000.
/bullet/ We will reduce the death benefit proceeds by the amount of any outstanding Policy loan(s) (including any interest owed on Policy loan(s)), and any due and unpaid charges.
/bullet/ We will increase the death benefit proceeds by any additional insurance benefits you add by rider.
/bullet/ After the third Policy year, you may change the death benefit option or decrease the specified amount (but not both) once each Policy year. A decrease in specified amount is limited to 20% of the specified amount prior to the decrease. The new specified amount cannot be less than the minimum specified amount as shown in your Policy. A change in death benefit option also cannot reduce your specified amount below the minimum specified amount as shown in your Policy.
/bullet/ The death benefit should be income tax free to the beneficiary. /bullet/ The death benefit is available in a lump sum or a variety of payout options.


CASH WITHDRAWALS AND SURRENDERS


/bullet/ You can take one withdrawal of cash value every Policy year after the first Policy year.
/bullet/  The amount of the withdrawal must be:
    /bullet/  At least $500; and
    /bullet/ No more than 10% of the net surrender value during the first 10 Policy years. We currently intend to limit the amount you can withdraw to 25% of the net surrender value after the 10th Policy year.
/bullet/ We will deduct a processing fee equal to $25 or 2% of the amount you withdraw (whichever is less) from the withdrawal, and we will pay you the balance.
/bullet/ There is no surrender charge assessed when you take a cash withdrawal.
/bullet/ A cash withdrawal will reduce the death benefit by at least the amount of the withdrawal.
/bullet/ If you choose death benefit Option A, we will reduce the current specified amount by the dollar amount of the withdrawal. We will not impose a pro rata decrease charge when the specified amount is decreased as a result of taking a cash withdrawal.
/bullet/ Federal income taxes and a penalty tax may apply to cash withdrawals and surrenders.
/bullet/ You may fully surrender the Policy at any time before the insured's death or the maturity date. You will receive the net surrender value (cash value, minus any surrender charge, minus any Policy loans outstanding, and minus any interest you owe on Policy loans). The surrender charge will apply during the first 15 Policy years.

RISK SUMMARY
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INVESTMENT               If you direct us to invest your cash value in one or
RISK                     more subaccounts, you will be subject to the risk that
                         investment performance will be unfavorable and that the
                         cash value of your Policy will decrease. If you select
                         the fixed account, you are credited with a declared
                         rate of interest, but you assume a risk that the rate
                         may decrease, although it will never be lower than a
                         guaranteed minimum annual effective rate of 3.0%.
                         Because charges continue to be deducted from cash
                         value, if withdrawals, loans and monthly deductions
                         have reduced your net surrender value to too low an
                         amount, and/or if investment experience of your
                         selected subaccounts is not sufficiently favorable
                         and/or interest rates credited to the fixed account are
                         too low and/or you stop making premium payments or you
                         make payments near or below the minimum requirements,
                         the net surrender value of your Policy may fall to
                         zero. In that case, if the no lapse period has expired
                         or is no longer in effect, the Policy will lapse
                         without value and insurance coverage will no longer be
                         in effect after 61 days, unless you make an additional
                         payment sufficient to prevent a lapse. On the other
                         hand, if investment experience is sufficiently
                         favorable and you have kept the Policy in force for a
                         substantial time, you may be able to draw upon cash
                         value, through cash withdrawals and Policy loans.
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RISK OF LAPSE            Certain circumstances will cause your Policy to enter a
                         61-day grace period, during which you must make a sufficient payment to keep your Policy in force. If the net surrender value of your Policy (that is, the cash value, minus the surrender charge, minus any outstanding loan(s), and minus any interest you owe on Policy loan(s)) is too low to pay the monthly deductions and any loan charges and if the no lapse period has expired or is no longer in effect, the Policy will be in default and a grace period will begin. There is a risk that if withdrawals, loans and monthly deductions reduce your net surrender value to too low an amount and/or if the investment experience of your selected subaccounts is not sufficiently favorable and/or if interest rates credited to the fixed account are too low and/or you stop making premium payments or you make payments near or below the minimum requirements, then the net sur- render value of your Policy may fall to zero and the Policy could lapse. In that case, you will have a 61-day grace period to make a sufficient payment. If we do not receive a sufficient payment before the grace period ends, your Policy will end without value, insurance coverage will no longer be in effect, and you will receive no benefits. Adverse tax consequences may result. Your Policy contains a three-year no lapse period. Your Policy will not lapse during the first three Policy years as long as you pay sufficient minimum no lapse premiums. If you do not pay enough premiums, you will automatically lose the no lapse guarantee and you will increase the risk that your Policy will lapse. In addition, if you take a cash withdrawal, or take a Policy loan, or if you decrease your specified amount, you will increase the risk of losing the no lapse guarantee. We deduct the total amount of your cash withdrawals, any outstanding loans and any pro rata decrease charge from your premiums paid when we determine whether your minimum no lapse premiums are high enough to keep the no lapse peiod in effect.

                         If you increase or add a rider, we will increase the amount of the minimum no lapse premium.

                         You will lessen the risk of Policy lapse if you keep the no lapse period in effect. Before you you take a cash withdrawal, loan, decrease the specified amount or increase or add a rider, you should consider carefully the effect it will have on the no lapse guarantee.

                         You may reinstate this policy within five years after
                         it has lapsed (prior to the maturity date), if the
                         insured meets the insurability requirements and you pay
                         the amount we require.
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TAX RISKS                It is reasonable to conclude that the Policy
(INCOME TAX              will be deemed a life insurance contract under
 AND MEC)                federal tax law, so that the death benefit paid to the
                         beneficiary will not be subject to federal income tax.
                         However, due to lack of guidance, there is uncertainty
                         in this regard with respect to Policies issued on a
                         substandard basis. Depending on the total amount of
                         premiums you pay, the Policy may be treated as a
                         modified endowment contract ("MEC") under federal tax
                         laws. If a Policy is treated as a MEC, partial
                         withdrawals, surrenders and loans will be taxable as
                         ordinary income to the extent there are earnings in the
                         Policy. In addition, a 10% penalty tax may be imposed
                         on cash withdrawals, surrenders and loans taken before
                         you reach age 591/2. If a Policy is not treated as a
                         MEC, partial surrenders and withdrawals will not be
                         subject to tax to the extent of your investment in the
                         Policy, and amounts in excess of your investment in the
                         Policy, while subject to tax as ordinary income, will
                         not be subject to a 10% penalty tax. You should consult
                         a qualified tax advisor for assistance in all tax
                         matters involving your Policy.
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LIMITS ON CASH           The Policy permits you to take only one cash withdrawal
WITHDRAWALS              in any Policy year after the first Policy year has
                         been completed. The amount you may withdraw is limited to 10% of the net surrender value for the first 10
                         Policy years. We currently intend to limit the amount you can withdraw to 25% of the net surrender value after the 10th Policy year.

                         A cash withdrawal will reduce cash value, so it will increase the risk that the Policy will lapse. A cash withdrawal may also increase the risk that the no lapse period will end.

                         A cash withdrawal will reduce the death benefit. If you select death benefit Option A, a cash withdrawal will permanently reduce the specified amount of the Policy. A cash withdrawal also reduces the death benefit under Option B because the cash value is reduced. In some circumstances, a withdrawal may reduce the death benefit by more than the dollar amount of the withdrawal.


                         Federal income taxes and a penalty tax may apply to cash withdrawals and surrenders.

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 LOAN RISKS              A Policy loan, whether or not repaid, will affect
                         cash value over time because we subtract the amount of
                         the loan from the subaccounts and the fixed account and
                         place that amount in the loan reserve as collateral. We
                         then credit a fixed interest rate of not less than 4.0%
                         to the loan collateral. We currently credit interest at
                         4.75% annually, but we are not obligated to do so in
                         the future. As a result, the loan collateral does not
                         participate in the investment results of the
                         subaccounts nor does it receive the current interest
                         rate credited to the fixed account. The longer the loan
                         is outstanding, the greater the effect is likely to be.
                         Depending on the investment results of the subaccounts
                         and the interest rates credited to the fixed account,
                         the effect could be favorable or unfavorable.

                         We also charge interest on Policy loans at a rate of 5.5%, payable in arrears. Interest is added to the amount of the loan to be repaid.

                         A Policy loan affects the death benefit because a loan reduces the death benefit proceeds and net surrender value by the amount of the outstanding loan, plus any interest you owe on Policy loans.

                         A Policy loan could make it more likely that a Policy
                         would lapse. A Policy loan will increase the risk that
                         the no lapse period will end. There is also a risk if
                         the loan reduces your net surrender value to too low an
                         amount and investment experience is unfavorable, and
                         the no lapse period is no longer in effect, that the
                         Policy will lapse.
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EFFECTS OF THE           The surrender charge under this Policy is significant,
SURRENDER                especially in the early Policy years. It is likely
CHARGE                   that you will receive no net surrender value if you
                         surrender your Policy in the first few Policy years.
                         You should purchase this Policy only if you have the
                         financial ability to keep it in force at the initial
                         specified amount for a substantial period of time.

                         Even if you do not ask to surrender your Policy, the surrender charge plays a role in determining whether your Policy will lapse. Net surrender value (that is, cash value minus the surrender charge, minus any outstanding loans, and minus any interest you owe on Policy loans) is the measure we use each month when the no lapse period ends to determine whether your Policy will remain in force or will lapse.

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COMPARISON               Like fixed benefit life insurance, the Policy offers a
WITH OTHER               death benefit and can provide a cash value, loan
INSURANCE                privileges and a value on surrender. However, the
POLICIES                 Policy differs from a fixed benefit policy because
                         it allows you to place your premiums in investment
                         subaccounts. The amount and duration of life insurance
                         protection and of the Policy's cash value will vary
                         with the investment performance of the amounts you
                         place in the subaccounts. In addition, the cash value
                         and net surrender values will always vary with the
                         investment results of your selected subaccounts.

                                       11



                         As you consider purchasing this Policy, keep in mind
                         that it may not be to your advantage to replace
                         existing insurance with the Policy.
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 ILLUSTRATIONS           The hypothetical illustrations in this prospectus are
                         used in connection with the purchase of a Policy and
                         are based on hypothetical rates of return. These rates
                         are not guaranteed, and are provided only to illustrate
                         how the specified amount, Policy charges and
                         hypothetical rates of return affect death benefit
                         levels, cash value and net surrender value of the
                         Policy. We may also illustrate Policy values based on
                         the adjusted historical performance of the portfolios
                         since the portfolios' inception, reduced by Policy and
                         subaccount charges. The hypothetical and adjusted
                         historic portfolio rates illustrated should not be
                         considered to represent past or future performance. It
                         is almost certain that actual rates of return may be
                         higher or lower than those illustrated, so that the
                         values under your Policy will be different from those
                         in the illustrations.

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PORTFOLIO ANNUAL EXPENSE TABLE
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This table shows the fees and expenses charged by each portfolio. More detail concerning each portfolio's fees and expenses is contained in the fund prospectuses.

ANNUAL PORTFOLIO OPERATING EXPENSES
(As a percentage of average portfolio assets after fee waivers and expense reimbursements)


                                                                                         TOTAL
                                                   MANAGEMENT       OTHER EXPENSES       ANNUAL
  PORTFOLIOS(1)                                       FEES      (AFTER REIMBURSEMENT)   EXPENSES
 WRL SERIES FUND, INC.(2)
 WRL Alger Aggressive Growth                         0.80%                 %                 %
 WRL VKAM Emerging Growth                            0.80%                 %                 %
 WRL Janus Growth(3)                                 0.78%                 %                 %
 WRL Janus Global(4)                                 0.80%                 %                 %
 WRL AEGON Bond                                      0.45%                 %                 %
 WRL LKCM Strategic Total Return                     0.80%                 %                 %
 WRL Federated Growth & Income                       0.75%                 %                 %
 WRL J.P. Morgan Money Market                        0.40%                 %                 %
 WRL Dean Asset Allocation                           0.80%                 %                 %
 WRL GE U.S. Equity                                  0.80%                 %                 %
 WRL Third Avenue Value                              0.80%                 %                 %
 WRL J.P. Morgan Real Estate Securities              0.80%                 %                 %
 WRL AEGON Balanced                                  0.80%                 %                 %
 WRL NWQ Value Equity                                0.80%                 %                 %
 WRL C.A.S.E. Growth                                 0.80%                 %                 %
 WRL GE/Scottish Equitable International Equity      1.00%                 %                 %
 WRL Goldman Sachs Growth(5)                         0.90%                 %                 %
 WRL Goldman Sachs Small Cap(5)                      0.90%                 %                 %
 WRL T. Rowe Price Dividend Growth(5)                0.90%                 %                 %
 WRL T. Rowe Price Small Cap(5)                      0.75%                 %                 %
 WRL Salomon All Cap(5)                              0.90%                 %                 %
 WRL Pilgrim Baxter Mid Cap Growth(5)                0.90%                 %                 %
 WRL Dreyfus Mid Cap(5)                              0.85%                 %                 %
 TRANSAMERICA VARIABLE INSURANCE FUND, INC. (6)
 Transamerica VIP Growth Portfolio                   0.64%                 %                 %

 (1) The fee table information relating to the portfolios were provided to Transamerica by each fund and Transamerica has not independently verified such information. Actual future expenses of the portfolios may be greater or less than those shown in the table.
 (2) Effective January 1, 1997, the Board of the WRL Series Fund, Inc. (the "WRL Fund") authorized the WRL Fund to charge each portfolio of the WRL Fund an annual 12b-1 fee of up to 0.15% of each portfolio's average daily net assets. However, the WRL Fund will not deduct the fee from any portfolio before April 30, 2000. You will receive advance written notice if a Rule 12b-1 fee is to be deducted. See the WRL Fund prospectus for more details.
 (3) WRL Janus Growth's advisory fee reflects 0.80% of the average daily net assets for the period prior to May 1, 1998, and 0.775% of the first $3 billion of average daily net assets and 0.75% of the average daily net assets in excess of $3 billion for the period May 1, 1998 to December 31, 1998. WRL Investment Management Inc. ("WRL Management"), the investment adviser of the WRL Fund, currently waives 0.025% of its advisory fee for the first $3 billion of the portfolio's average daily net assets (net fee -- 0.775%); and 0.05% for the portfolio's average daily net assets above $3 billion (net fee -- 0.75%). This waiver is voluntary and may be terminated at any time upon 90 days' written notice to the WRL Fund.
 (4) For WRL Janus Global, WRL Management will waive 0.025% of its advisory fee once portfolio average daily net assets reach $2 billion (net fee -- 0.775%). This waiver is voluntary and may be terminated at any time upon 90 days' written notice to the WRL Fund.
 (5) Because WRL Goldman Sachs Growth, WRL Goldman Sachs Small Cap, WRL T. Rowe Price Dividend Growth, WRL T. Rowe Price Small Cap, WRL Salomon Small Cap, WRL Pilgrim Baxter Mid Cap Growth and WRL Dreyfus Mid Cap commenced operations on May 3, 1999, the percentages set forth as "Other Expenses" and "Total Annual Expenses" are estimates.

 (6) Transamerica, the investment adviser of Transamerica Variable Insurance Fund, Inc. (the "Transamerica Variable Fund"), waived a portion of its advisory fee and was paid 0.64% of the portfolio's average daily net assets. It is anticipated that this waiver will continue for calendar year 2000. This waiver is voluntary and may be terminated at any time.


     The purpose of the preceding table is to help you understand the various costs and expenses that you will bear directly and indirectly. The table reflects charges and expenses of the portfolios of the funds for the fiscal year ended December 31, 1999. Expenses of the funds may be higher or lower in the future. For more information on the charges described in this table, see the fund prospectuses which accompany this prospectus.


     WRL Management, the investment adviser of the WRL Fund, has undertaken, until at least April 30, 2000, to pay expenses on behalf of the portfolios of the fund to the extent normal total operating expenses of a portfolio exceed a stated percentage of each portfolio's average daily net assets. The expense limitation for WRL Alger Aggressive Growth, WRL VKAM Emerging Growth, WRL Janus Growth, WRL Janus Global, WRL LKCM Strategic Total Return, WRL Federated Growth & Income, WRL Dean Asset Allocation, WRL Third Avenue Value, WRL J.P. Morgan Real Estate Securities, WRL AEGON Balanced, WRL NWQ Value Equity, WRL C.A.S.E. Growth, WRL Goldman Sachs Growth, WRL Goldman Sachs Small Cap, WRL T. Rowe Price Dividend Growth, WRL T. Rowe Price Small Cap, WRL Salomon All Cap, WRL Pilgrim Baxter Mid Cap Growth and WRL Dreyfus Mid Cap is 1.00% of the average daily net assets; 0.70% of the average daily net assets for WRL AEGON Bond and WRL J.P. Morgan Money Market; 1.50% of the average daily net assets for WRL GE/Scottish Equitable International Equity; and 1.30% of the average daily net assets for WRL GE U.S. Equity. In 1999, WRL Management reimbursed WRL GE/Scottish Equitable International Equity in the amount of $____, WRL Third Avenue Value in the amount of $____, WRL J.P. Morgan Real Estate Securities in the amount of $____ ,
 WRL Goldman Sachs Growth in the amount of $____, WRL Goldman Sachs Small Cap in the amount of $____, WRL T. Rowe Price Dividend Growth in the amount of $____, WRL T. Rowe Price Small Cap in the amount of $____, WRL Salomon All Cap in the amount of $____, WRL Pilgrim Baxter Mid Cap Growth in the amount of $____, and WRL Dreyfus Mid Cap in the amount of $____. Without such reimbursement, the total fund expenses during 1999 for WRL GE/Scottish Equitable International Equity, WRL Third Avenue Value, WRL J.P. Morgan Real Estate Securities, WRL Goldman Sachs Growth, WRL Goldman Sachs Small Cap, WRL T. Rowe Price Dividend Growth, WRL T. Rowe Price Small Cap, WRL Salomon All Cap, WRL Pilgrim Baxter Mid Cap Growth and WRL Dreyfus Mid Cap would have been ___%, ___%, ___%, ___%, ___%, ___%, ___%, ___%, ___%, and ___%, respectively. See the WRL Fund prospectus for a description of the expense limitation applicable to each portfolio.


     Transamerica, the investment adviser of the Transamerica Variable Fund, has undertaken until at least April 30, 2000, to pay expenses on behalf of the Transamerica VIP Growth Portfolio to the extent normal total operating expenses of the portfolio exceeds a stated percentage of the portfolio's average daily net assets. The expense limitation for this portfolio is % of the average daily net assets. In 1999, Transamerica waived a portion of the advisory fee and was paid 0.64% of the portfolio's average daily net assets. Without such waiver, the total fund expenses during 1999 for this period would have been ___%. See the Transamerica Variable Fund prospectus for a description of the expense limitation applicable to this portfolio.


TRANSAMERICA AND THE FIXED ACCOUNT
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TRANSAMERICA


     Transamerica Occidental Life Insurance Company ("Transamerica") is the insurance company issuing the Policy. Transamerica was incorporated under California law on June 30, 1906. We established the separate account to support the investment options under this Policy and under other variable life insurance policies we issue. Our general account supports the fixed account under the Policy. Transamerica intends to sell this Policy in all states (except New
York), Puerto Rico, Guam and the District of Columbia.


THE FIXED ACCOUNT


     The fixed account is part of Transamerica's general account. We use general account assets to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, Transamerica has sole discretion over investment of the fixed account's assets. Transamerica bears the full investment risk for all amounts contributed to the fixed account. Transamerica guarantees that the amounts allocated to the fixed account will be credited interest daily at a net effective interest rate of at least 3.0%. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion. We have no specific formula for determining interest rates.


     Money you place in the fixed account will earn interest compounded daily at a current interest rate in effect at the time of your allocation. Unless otherwise required by state law, we will restrict your allocations and transfers to the fixed account if the fixed account value following the allocation or transfer would exceed $500,000. We may declare current interest rates from time to time. We may declare more than one interest rate for different money based upon the date of allocation or transfer to the fixed account. When we declare a higher current interest rate on amounts allocated to the fixed account, we guarantee the higher rate on those amounts for at least one year (the "guarantee period") unless those amounts are transferred to the loan reserve. At the end of the guarantee period we may declare a new current interest rate on those amounts and any accrued interest thereon. We will guarantee this new current interest rate for another guarantee period. We credit interest greater than 3.0% during any guarantee period at our sole discretion. You bear the risk that interest we credit will not exceed 3.0%.


     We allocate amounts from the fixed account for cash withdrawals, transfers to the subaccounts, or monthly deduction charges on a last-in, first-out basis ("LIFO") for the purpose of crediting interest.


     The fixed account may not be available in all states. This means that residents of some states may not direct or transfer any premiums or cash value to the fixed account.

     THE FIXED ACCOUNT HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED ACCOUNT.


THE SEPARATE ACCOUNT AND THE PORTFOLIOS
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THE SEPARATE ACCOUNT


     The separate account is divided into subaccounts, each of which invests in shares of a specific portfolio of a fund. You may direct the money in your Policy to a total of 20 active subaccounts of the separate account. These subaccounts buy and sell portfolio shares at net asset value without any sales charge. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.


     Income, gains, and losses credited to, or charged against, a subaccount of the separate account reflect the subaccount's own investment experience and not the investment experience of our other assets. The separate account's assets may not be used to pay any of our liabilities other than those arising from the Policies. If the separate account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.


     The separate account may include other subaccounts that are not available under the Policies and are not discussed in this prospectus. We may substitute another subaccount, portfolio or insurance company separate account under the Policies if, in our judgment, investment in a subaccount or portfolio would no longer be possible or becomes inappropriate to the purposes of the Policies, or if investment in another subaccount or insurance company separate account is in the best interest of owners. No substitution shall take place without notice to owners and prior approval of the Securities and Exchange Commission ("SEC") and insurance company regulators, to the extent required by the Investment Company Act of 1940, as amended (the "1940 Act") and applicable law.


THE PORTFOLIOS


     The separate account invests in shares of the portfolios. Each portfolio is an investment division of a fund, which is an open-end management investment company registered with the SEC. Such registration does not involve supervision of the management or investment practices or policies of the portfolios by the SEC.


     Each portfolio's assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment fund, and the income or losses of one portfolio has no effect on the investment performance of any other portfolio. Pending any prior approval by a state insurance regulatory authority, certain subaccounts and corresponding portfolios may not be available to residents of some states.


     Each portfolio's investment objective(s) and policies are summarized below. THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE(S). Certain portfolios may have investment objectives and policies similar to other portfolios that are managed by the same investment adviser or manager. The investment results of the portfolios, however, may be higher or lower than those of such other portfolios. We do not guarantee or make any representation that the investment results of the portfolios will be comparable to any other portfolio, even those with the same investment adviser or manager. You can find more detailed information about the portfolios, including a description of risks, in the fund prospectuses. You should read the fund prospectuses carefully.



PORTFOLIO                     SUB-ADVISER                        INVESTMENT OBJECTIVE
-------------------           ------------------------           -----------------------------------
WRL SERIES FUND, INC.
WRL Alger              ->     Fred Alger                  ->     Seeks long-term capital
Aggressive Growth             Management, Inc.                   appreciation.
WRL VKAM               ->     Van Kampen                  ->     Seeks capital appreciation by
Emerging                      Asset Management Inc.              investing primarily in common
Growth                                                           stocks of small and medium-sized
                                                                 companies.
WRL Janus              ->     Janus Capital               ->     Seeks growth of capital.
Growth                        Corporation
WRL Janus Global       ->     Janus Capital               ->     Seeks long-term growth of capital
                              Corporation                        in a manner consistent with the
                                                                 preservation of capital.
WRL AEGON              ->     AEGON USA                   ->     Seeks the highest possible current
Bond                          Investment                         income within the confines of the
                              Management, Inc.                   primary goal of insuring the
                                                                 protection of capital.
WRL LKCM               ->     Luther King Capital         ->     Seeks to provide current income,
Strategic                     Management                         long-term growth of income and
Total Return                  Corporation                        capital appreciation.
WRL Federated          ->     Federated Investment        ->     Seeks total return by investing in
Growth & Income               Counseling                         securities that have defensive
                                                                 characteristics.
WRL J.P. Morgan        ->     J.P. Morgan Investment      ->     Seeks to obtain maximum current
Money Market                  Management Inc.                    income consistent with preserva-
                                                                 tion of principal and maintenance
                                                                 of liquidity.
WRL Dean Asset         ->     Dean Investment             ->     Seeks preservation of capital and
Allocation                    Associates                         competitive investment returns.
WRL GE U.S.            ->     GE Investment               ->     Seeks long-term growth of capital.
Equity                        Management
                              Incorporated

PORTFOLIO                   SUB-ADVISER                        INVESTMENT OBJECTIVE
-----------------           ------------------------           -------------------------------------
WRL SERIES FUND, INC. (CONTINUED)
WRL Third            ->     EQSF Advisers, Inc.         ->     Seeks long-term capital
Avenue Value                                                   appreciation.
WRL J.P. Morgan      ->     J.P. Morgan Investment      ->     Seeks long-term total return from
Real Estate                 Management Inc.                    investments primarily in equity
Securities                                                     securities of real estate companies.
                                                               Total return will
                                                               consist of
                                                               realized and
                                                               unrealized
                                                               capital gains and
                                                               losses plus
                                                               income.
WRL AEGON            ->     AEGON USA                   ->     Seeks preservation of capital,
Balanced                    Investment                         reduced volatility, and superior
                            Management, Inc.                   long-term risk-adjusted returns.
WRL NWQ Value        ->     NWQ Investment              ->     Seeks to achieve maximum,
Equity                      Management                         consistent total return with
                            Company, Inc.                      minimum risk to principal.
WRL C.A.S.E.         ->     C.A.S.E.                    ->     Seeks annual growth of capital
Growth                      Management, Inc.                   through investment in companies
                                                               whose management, financial
                                                               resources and fundamentals
                                                               appear attractive on a scal
                                                               measured against each company's
                                                               present value.
WRL GE/Scottish      ->     Scottish Equitable          ->     Seeks long-term growth of capital.
Equitable                   Investment Management
International               Limited and GE
Equity                      Investment Management
                            Incorporated
WRL Goldman          ->     Goldman Sachs Asset         ->     Seeks long-term growth of capital.
Sachs Growth                Management
WRL Goldman          ->     Goldman Sachs Asset         ->     Seeks long-term growth of capital.
Sachs Small Cap             Management
WRL T. Rowe          ->     T. Rowe Price               ->     Seeks to provide an increasing
Price Dividend              Associates, Inc.                   level of dividend income,
Growth                                                         long-term capital appreciation, and
                                                               reasonable current income,
                                                               through investments primarily in
                                                               dividend paying stocks.
WRL T. Rowe          ->     T. Rowe Price               ->     Seeks long-term growth of capital
Price Small Cap             Associates, Inc.                   by investing primarily in common
                                                               stocks of small growth companies.
WRL Salomon          ->     Salomon Brothers Asset      ->     Seeks capital appreciation.
All Cap                     Management Inc

PORTFOLIO                    SUB-ADVISER                      INVESTMENT OBJECTIVE
------------------           ----------------------           ------------------------------------
WRL SERIES FUND, INC. (CONTINUED)
WRL Pilgrim           ->     Pilgrim Baxter &          ->     Seeks capital appreciation.
Baxter Mid Cap               Associates, Ltd.
Growth
WRL Dreyfus Mid       ->     The Dreyfus               ->     Seeks total investment returns
Cap                          Corporation                      (including capital appreciation and
                                                              income), which consistently
                                                              outperform the S&P 400 Mid Cap
                                                              Index.
TRANSAMERICA VARIABLE INSURANCE FUND, INC.
Transamerica VIF      ->     Transamerica              ->     Seeks to maximize long-term
Growth Portfolio             Investment Services,             growth.
                             Inc.

     WRL Management, located at 570 Carillon Parkway, St. Petersburg, Florida 33716, a wholly-owned subsidiary of Western Reserve Life Assurance Co. of Ohio ("Western Reserve"), an affiliate of Transamerica, serves as investment adviser to the WRL Fund and manages the WRL Fund in accordance with policies and guidelines established by the fund's Board of Directors. For certain portfolios, WRL Management has engaged investment sub-advisers to provide portfolio management services. WRL Management and each investment sub-adviser are registered investment advisers under the Investment Advisers Act of 1940, as amended. See the WRL Fund prospectus for more information regarding WRL Management and the investment sub-advisers.


     Transamerica, whose home office is located at 1150 South Olive Street, Los Angeles, California 90015, an affiliate of Western Reserve, serves as investment adviser to the Transamerica Variable Fund and manages the Transamerica Variable Fund in accordance with policies and guidelines established by the fund's Board of Directors.


     In addition to the separate account, shares of the portfolios are also sold to other separate accounts that insurance companies, including Transamerica or its affiliates, establish to support variable annuity contracts and variable life insurance policies. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the portfolios simultaneously. Neither we nor the funds currently foresee any such disadvantages, either to variable life insurance policyowners or to variable annuity contract owners. However, each fund's Board of Directors will monitor events in order to identify any material conflicts between the interests of such variable life insurance policyowners and variable annuity contract owners, and will determine what action, if any, it should take. Such action could include the sale of portfolio shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example, (1) changes in state insurance laws,
(2) changes in federal income tax laws, or (3) differences in voting instructions between those given by variable life insurance policyowners and those given by variable annuity contract owners.

     If a fund's Board of Directors were to conclude that separate funds should be established for variable life insurance and variable annuity separate accounts, Transamerica will bear the attendant expenses, but variable life insurance policyowners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.


ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS


     We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the Policy belongs. We also reserve the right, subject to compliance with applicable law, to add to, delete from, or substitute the investments that are held by any subaccount, or that any subaccount may purchase. We will only add, delete or substitute shares of another portfolio of a fund (or of another open-end, registered investment company) if the shares of a portfolio are no longer available for investment, or if in our judgment further investment in any portfolio would become inappropriate in view of the purposes of the separate account. We will not add, delete or substitute any shares attributable to your interest in a subaccount without notice to and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. We may also decide to purchase for the separate account securities from other portfolios.


     We also reserve the right to establish additional subaccounts of the separate account, each of which would invest in a new portfolio of a fund, or in shares of another investment company, with specified investment objectives. We may establish new subaccounts when, in our sole discretion, marketing, tax or investment conditions warrant. We will make any new subaccounts available to existing owners on a basis we determine. We may also eliminate one or more subaccounts for the same reasons as stated above.


     In the event of any such substitution or change, we may make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If we deem it to be in the best interests of persons having voting rights under the Policies, and when permitted by law, the separate account may be (1) operated as a management company under the 1940 Act, (2) deregistered under the 1940 Act in the event such registration is no longer required, (3) managed under the direction of a committee, or (4) combined with one or more other separate accounts, or subaccounts.


PLEASE READ THE ATTACHED FUND PROSPECTUSES TO OBTAIN MORE COMPLETE INFORMATION REGARDING THE PORTFOLIOS.


YOUR RIGHT TO VOTE PORTFOLIO SHARES


     Even though we are the legal owner of the portfolio shares held in the subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as policyowners instruct, so long as such action is required by law.


     Before a vote of a portfolio's shareholders occurs, you will receive voting materials from us. We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner. You will have the right to instruct us on the number of portfolio shares that corresponds to the amount of cash value you have in that portfolio (as of a date set by the portfolio).


     If we do not receive voting instructions on time from some policyowners, we will vote those shares in the same proportion as the timely voting instructions we receive. Should federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to policyowners advising you of the action and the reasons we took such action.


THE POLICY
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PURCHASING A POLICY


     To purchase a Policy, you must submit a completed application and an initial premium to us. You may also send the application and initial premium to us through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with AFSG Securities Corporation, the principal underwriter for the Policy.

     Please submit your applications to:
                                  Transamerica Occidental Life Insurance
                                  Company P.O. Box 3183
                                  Cedar Rapids, Iowa 52406-3183

     You determine the specified amount for a Policy. Our current minimum specified amount for a Policy for all issue ages is generally $100,000. We will state the minimum specified amount in your Policy. You may not decrease your specified amount below this minimum. If your specified amount is $250,000 or more, then you may not decrease your specified amount below $250,000. We will generally only issue a Policy to you if you provide sufficient evidence that the insured meets our insurability standards. Your application is subject to our underwriting rules, and we may reject any application for any reason permitted by law. We will not issue a Policy to you if the insured is over age 85. The insured must be insurable and acceptable to us under our underwriting rules on the later of:
   /bullet/ the date of your application; or /bullet/ the date the insured completes all of the medical tests and examinations that we require.

UNDERWRITING STANDARDS

     This Policy uses mortality tables that distinguish between men and women. As a result, the Policy pays different benefits to men and women of the same age. Montana prohibits our use of actuarial tables that distinguish between men and women to determine premiums and policy benefits for policies issued on the lives of its residents. Therefore, we will base the premiums and benefits in Policies that we issue in Montana, to insure residents of that state, on actuarial tables that do not differentiate on the basis of gender.

     Your cost of insurance charge will depend on the insured's gender and attained age, the Policy duration, specified amount, net amount at risk and rate class. We currently place insureds into the following standard rate classes:

   /bullet/ ultimate select, non-tobacco use;
   /bullet/ select, non-tobacco use;
   /bullet/ ultimate standard, tobacco use;
   /bullet/ standard, tobacco use; and
   /bullet/ juvenile (under age 18).

     We also place insureds in various sub-standard rate classes, which involve a higher mortality risk and higher charges. We generally charge higher rates for insureds who use tobacco. We charge lower cost of insurance rates for insureds who are in an "ultimate" class. For Policies with a specified amount of $250,000 or more, we generally charge a lower rate. An ultimate class is only available if, because of the specified amount you have chosen, our underwriting guidelines require you to take a blood test.


WHEN INSURANCE COVERAGE TAKES EFFECT

     Insurance coverage under the Policy will take effect only if the insured(s) is alive and in the same condition of health as described in the application when the Policy is delivered to the owner, and if the initial premium is paid.

     CONDITIONAL INSURANCE COVERAGE. If you pay the full initial premium listed in the conditional receipt attached to the application, and we deliver the conditional receipt to you, the insured will have conditional insurance coverage under the terms of the conditional receipt. Conditional insurance coverage is void if the check or draft you gave us to pay the initial premium is not honored when we first present it for payment.



 THE AMOUNT OF                  /bullet/  the specified amount applied for; or
 CONDITIONAL INSURANCE          /bullet/  $300,000
 COVERAGE IS THE LESSER OF:     reduced by all amounts payable under all life insurance
                                applications that the insured has in force or pending with us.



 CONDITIONAL LIFE INSURANCE     /bullet/  the date of your application; or
 COVERAGE BEGINS ON THE         /bullet/  the date the insured completes all of the medical tests and
 LATER OF:                                examinations that we require; or
                                /bullet/  the date of issue, if any, requested in the application.



 CONDITIONAL LIFE INSURANCE     /bullet/ the date we determine the insured has
 COVERAGE TERMINATES                     satisfied our underwriting
 AUTOMATICALLY ON THE                    requirements and the insurance
 EARLIEST OF:                           applied for
                                         takes effect (the Policy date); or
                                /bullet/ 60 days from the date the application
                                         was completed; or
                                /bullet/ the date we determine that any person
                                         proposed for insurance in the
                                         application is not insurable according
                                         to our rules, limits and standards for
                                         the plan, amount and rate class shown
                                         in the application; or


                                /bullet/ the date we modify the plan, amount,
                                         riders and/or the premium rate class
                                         shown in the application, or any
                                         supplemental agreements; or
                                /bullet/ the date we mail notice of the ending
                                         of coverage and we refund the first
                                         premium to the applicant at the address
                                         shown on the application.



 SPECIAL LIMITATIONS OF THE     /bullet/  the conditional receipt will be void:
 CONDITIONAL RECEIPT:                     ->  if not signed by an authorized agent of Transamerica;
                                              or
                                          ->  in the event the application contains any fraud or
                                              material misrepresentation; or
                                          ->  if, on the date of the conditional
                                              receipt, a proposed insured is under 15 days of
                                              age or over 80 years of age.
                                /bullet/  the conditional receipt does not provide benefits for disability and accidental death benefits.
                                /bullet/  the conditional receipt does not provide benefits if a proposed insured commits suicide. In this
                                          case, Transamerica's liability will be limited
                                          to return of the first premium paid with the application.

     FULL INSURANCE COVERAGE AND ALLOCATION OF INITIAL PREMIUM. Once we determine that the insured meets our underwriting requirements and you have paid the initial premium, full insurance coverage will begin. This date is the Policy date. On the Policy date, we will allocate your initial premium, minus monthly deductions, to the WRL J.P. Morgan Money Market subaccount. On the Policy date, we will allocate your initial premium to the fixed account and the subaccounts you selected on your application, provided you live in a state that does not require a refund of full premium during the free-look period. If your state requires us to return the full premium in the event you exercise your free-look right, we will place your premium in the reallocation account until the reallocation date. See Reallocation Account p. .

     On any day we credit premiums or transfer cash value to a subaccount, we will convert the dollar amount of the premium (or transfer) into subaccount units at the unit value for that subaccount, determined at the end of the day. We will credit amounts to the subaccounts only on a valuation date, that is, on a date the New York Stock Exchange ("NYSE") is open for trading. See Policy Values p. .

OWNERSHIP RIGHTS

     The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. The owner is the insured unless the application specifies a different person as the insured. If the owner dies before the insured and no contingent owner is named, then ownership of the Policy will pass to the owner's estate. The owner may exercise certain rights described below.


 CHANGING THE     /bullet/  Change the owner by providing written notice to us at our
 OWNER                      office at any time while the insured is alive and the Policy is in force.
                  /bullet/  Change is effective as of the date that the written notice is signed.
                  /bullet/  Changing the owner does not automatically change the beneficiary.
                  /bullet/  Changing the owner may have tax consequences. You should consult a tax advisor before changing the owner.
                  /bullet/  We are not liable for payments we made before we received the written notice.



 CHOOSING THE     /bullet/  The owner designates the beneficiary (the person to
 BENEFICIARY                receive the death benefit when the insured dies) in the
                            application.
                  /bullet/  If the owner designates more than one beneficiary, then each beneficiary shares equally in any death benefit
                            proceeds unless the beneficiary designation states otherwise.
                  /bullet/  If the beneficiary dies before the insured, then any contingent beneficiary becomes the beneficiary.
                  /bullet/  If both the beneficiary and contingent beneficiary die before the insured, then the death benefit will be paid to the owner or the owner's estate upon the insured's death.



 CHANGING THE     /bullet/ The owner changes the beneficiary by providing us with a
 BENEFICIARY               written notice at our office.
                  /bullet/ Change is effective as of the date the owner signs the written notice.
                  /bullet/ We are not liable for any payments we made before we received the written notice at our office.



 ASSIGNING THE    /bullet/ The owner may assign Policy rights while the insured is
 POLICY                    alive.
                  /bullet/ The owner retains any ownership rights that are not assigned.
                  /bullet/ Assignee may not change the owner or the beneficiary, and may not elect or change an optional method of
                           payment. Any amount payable to the assignee will be paid
                           in a lump sum.
                  /bullet/ Claims under any assignment are subject to proof of interest and the extent of the assignment.


                  /bullet/  We are not:
                            ->   bound by any assignment unless we receive a
                                 written notice of the assignment;
                            ->   responsible for the validity of any assignment;
                            ->   liable for any payment we made before we
                                 received written notice of the assignment; or
                            ->   bound by any assignment which results in adverse
                                 tax consequences to the owner, insured(s) or
                                 beneficiary(ies).
                  /bullet/  Assigning the Policy may have tax consequences. You should consult a tax advisor before assigning the Policy.

CANCELING A POLICY


     You may cancel a Policy for a refund during the "free-look period" by returning it to our office, to one of our branch offices or to the agent who sold you the Policy. The free-look period expires 10 days after you receive the Policy. In some states you may have more than 10 days. If you decide to cancel the Policy during the free-look period, we will treat the Policy as if it had never been issued. We will pay the refund within seven days after we receive the returned Policy. The amount of the refund will be:


     /bullet/ any monthly deductions or other charges we deducted from amounts you allocated to the subaccounts and the fixed account; PLUS /bullet/ your cash value in the subaccounts and the fixed account on the date we (or our agent) receive the returned Policy.


     Some states may require us to refund all of the premiums you paid for the
Policy. See Reallocation Account p.   .




PREMIUMS
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PREMIUM FLEXIBILITY



     You generally have flexibility to determine the frequency and the amount of the premiums you pay. Unlike conventional insurance policies, you do not have to pay your premiums according to a rigid and inflexible premium schedule. Before we issue the Policy to you, we may require you to pay a premium at least equal to a minimum monthly guarantee premium set forth in your Policy. Thereafter (subject to the limitations described below), you may make unscheduled premium payments at any time and in any amount over $50. Under some circumstances, you may be required to pay extra premiums to prevent a lapse. Your minimum no lapse premium may change if you request a change in your Policy. If this happens, we will notify you of the new minimum no lapse premium. See Minimum No Lapse Premium p. .

PLANNED PERIODIC PAYMENTS

     You will determine a planned periodic payment schedule which allows you to pay level premiums at fixed intervals over a specified period of time. You are not required to pay premiums according to this schedule. You may change the amount, frequency, and the time period over which you make your planned periodic payments.

     Even if you make your planned periodic payments on schedule, your Policy may still lapse. The duration of your Policy depends on the Policy's net surrender value. If the net surrender value is not high enough to pay the monthly deduction (and your no lapse period expired) then your Policy will lapse (unless you make the payment we specify during the 61-day grace period).
See Policy Lapse and Reinstatement p.____.


MINIMUM NO LAPSE PREMIUM

     The full initial premium is the only premium you are required to pay under the Policy. However, you greatly increase your risk of lapse if you do not regularly pay premiums at least as large as the current minimum no lapse premium.

     Until the no lapse date (that is, until the end of the third Policy year), we guarantee that your Policy will not lapse, so long as you have paid total premiums (MINUS any withdrawals, MINUS any outstanding loans and MINUS any pro rata decrease charge) that equal or exceed the minimum no lapse premium in effect for a specific month times the number of months since the Policy date. If you take a withdrawal, or take out a loan, or if you decrease your specified amount, you will need to pay additional premiums in order to keep the no lapse guarantee in place.

     The initial minimum no lapse premium is shown on your Policy's schedule page, and depends on a number of factors, including the age, gender, and rate class of the proposed insured, and the specified amount requested. The minimum no lapse premium will change if you increase or add a rider. If the minimum no lapse premium changes, we will notify you of the change and its effective date.



     AFTER THE THIRD POLICY YEAR (THAT IS, AFTER THE NO LAPSE PERIOD), PAYING THE CURRENT MINIMUM NO LAPSE PREMIUM EACH MONTH WILL NOT NECESSARILY KEEP YOUR POLICY IN FORCE. You may need to pay additional premiums to keep the Policy in force.


NO LAPSE PERIOD

     Until the no lapse date that is provided in your Policy (that is, until the end of the third Policy year), your Policy will remain in force and no grace period will begin, even if your net surrender value is too low to pay the monthly deduction, so long as:

   /bullet/ the total amount of the premiums you paid (minus any withdrawals, outstanding loans, and any pro rata decrease charge) is equal to or exceeds:

             ->   the current minimum no lapse premium in effect for each month,
                        MULTIPLIED BY
             ->   the number of months since the Policy date, including the
                  current month.


     See Minimum No Lapse Premium p.____.

PREMIUM LIMITATIONS


     Premium payments must be at least $50. We may return premiums less than $50. We will not allow you to make any premium payments that would cause the total amount of the premiums you pay to exceed the current maximum premium limitations which qualify the Policy as life insurance according to federal tax laws. This maximum is set forth in your Policy. If you make a payment that would cause your total premiums to be greater than the maximum premium limitations, we will return the excess portion of the premium payment. We will not permit you to make additional premium payments until they are allowed by the maximum premium limitations. In addition, we reserve the right to refund a premium if the premium would increase the death benefit by more than the amount of the premium.


MAKING PREMIUM PAYMENTS


     We will consider any payments you make to be premium payments, unless you clearly mark them as loan repayments. We will accept premium payments by wire transfer. If you wish to make payments by wire transfer, you should instruct your bank to wire federal funds to us. Please contact us at 1-800-322-7164 for complete wire instructions.


     TAX-FREE EXCHANGES ("1035 Exchanges"). We will accept part of your initial premium money from one or more contracts that qualify for tax-free exchanges under Section 1035 of the Internal Revenue Code. If you contemplate such an exchange, you should consult a competent tax advisor to learn the potential tax effects of such a transaction.


ALLOCATING PREMIUMS


     You must instruct us on how to allocate your premium among the fixed account and the subaccounts. You may allocate your premium to a total of 20 active subaccounts at any one time. (The fixed account may not be available to residents of all states.) You must follow these guidelines:

     /bullet/ allocation percentages must be in whole numbers;
     /bullet/ if you select dollar cost averaging, you must have at least
              $5,000 in each subaccount from which we will make transfers and you must transfer a total of at least $100 monthly;
     /bullet/ if you select asset rebalancing, the cash value of your Policy must be at least $5,000; and
     /bullet/ unless otherwise required by state law, we will restrict your allocations to the fixed account if the fixed account value following the allocation would exceed $500,000.


     You may change the allocation instructions for additional premium payments at any time by writing us or calling us at 1-800-322-7164. The change will be effective at the end of the valuation date on which we receive the change. Upon instructions from you, the registered representative/agent of record for your Policy may also change your allocation instructions for you. We reserve the right to limit the minimum amount you can allocate to a particular subaccount to 1.0% of a premium payment. We also reserve the right to charge $25 for each change in excess of one per Policy year quarter.

     Whenever you direct money into a subaccount, we will credit your Policy with the number of units for that subaccount that can be bought for the dollar payment. We price each subaccount unit using the unit value determined at the end of the day after the closing of the NYSE (usually at 4:00 p.m. Eastern time). We will credit amounts to the subaccounts only on a valuation date, that is, on a date the NYSE is open for trading. See Policy Values p. . Your cash value will vary with the investment experience of the subaccounts in which you invest. YOU BEAR THE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE SUBACCOUNTS.


     You should periodically review how your cash value is allocated among the subaccounts and the fixed account because market conditions and your overall financial objectives may change.


     REALLOCATION ACCOUNT. If your state requires us to return your initial premium in the event you exercise your free-look right, we will allocate the initial premium on the Policy date to the reallocation account. The premium will remain in the reallocation account until the reallocation date. The reallocation date is the record date, plus the number of days in your state's free-look period, plus five days. Please contact your agent for details concerning the free-look period for your state.


     On the first valuation date on or after the reallocation date, we will reallocate all cash value from the reallocation account to the fixed account and the subaccounts you selected on the application. If you requested dollar cost averaging, on the reallocation date we will reallocate the cash value either to the fixed account, the WRL J.P. Money Market subaccount or the WRL AEGON Bond subaccount (depending on which account you selected on your application).


     For states which do not require a full refund of the initial premium, the reallocation date is the same as the Policy date and we will allocate your initial premium on the Policy date to the fixed account and the subaccounts in accordance with the instructions you gave us on your application.


POLICY VALUES
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 CASH VALUE     /bullet/  varies from day to day, depending on the investment experience of the subaccounts you choose, the interest
                          credited to the fixed account, the charges deducted and any other Policy transactions (such as additional premium
                          payments, transfers, withdrawals, and Policy loans).
                /bullet/  serves as the starting point for calculating values under a
                          Policy.
                /bullet/  equals the sum of all values in each subaccount and the fixed account.


                /bullet/  is determined on the Policy date and on each valuation date.
                /bullet/  has no guaranteed minimum amount and may be more or less than premiums paid.
                /bullet/  includes any amounts held in our fixed account to secure the
                          Policy loan, if there is a Policy loan outstanding.

NET SURRENDER VALUE


     The net surrender value is the amount we pay when you surrender your Policy. We determine the net surrender value at the end of the valuation period when we receive your written surrender request.


 NET SURRENDER  /bullet/  the cash value as of such date; MINUS
 VALUE ON ANY   /bullet/  any surrender charge as of such date; MINUS
 VALUATION DATE /bullet/  any outstanding Policy loan(s); MINUS
 EQUALS:        /bullet/  any interest you owe on any Policy loan(s).


SUBACCOUNT VALUE


     Each subaccount's value is the cash value in that subaccount. At the end of any valuation period, the subaccount's value is equal to the number of units that the Policy has in the subaccount, multiplied by the unit value of that subaccount.



 THE NUMBER OF      /bullet/ the initial units purchased at unit value on the
 UNITES IN ANY               reallocation date/ PLUS
 SUBACCOUNT ON      /bullet/ units purchased  with additional premium(s); PLUS
 ANY VALUATION      /bullet/ units purchased via transfers from another subaccount or
 DATE EQUALS:                the fixed account; MINUS
                    /bullet/ units redeemed to pay for monthly deductions; MINUS
                    /bullet/ units redeemed to pay for cash withdrawals; MINUS
                    /bullet/ units redeemed as part of a transfer to another
                             subaccount or the fixed account; MINUS
                    /bullet/ units redeemed to pay any pro rata decrease charge.

     Every time you allocate, transfer or withdraw money to or from a subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the allocation, transfer or cash withdrawal by the unit value for that subaccount next determined at the end of the valuation period.


SUBACCOUNT UNIT VALUE

     The value (or price) of each subaccount unit will reflect the investment performance of the portfolio in which the subaccount invests. Unit values will vary among subaccounts. The unit value of each subaccount was originally established at $10 per unit. The unit value will increase or decrease from one valuation period to the next.


 THE UNIT VALUE        /bullet/  the total value of the portfolio shares held in the
 OF ANY                          subaccount, determined by multiplying the number of
 SUBACCOUNT AT                   portfolio shares owned by the subaccount times the
 THE END OF A                    portfolio's net asset value per share determined at the end
 VALUATION                       of the valuation period; MINUS
 PERIOD                /bullet/  a deduction for the mortality and expense risk charge;
 IS CALCULATED AS:               MINUS
                       /bullet/  the accrued amount of reserve for any taxes or
                                 other economic burden resulting from applying tax laws
                                 that we determine to be properly attributable to the
                                 subaccount; AND THE RESULT DIVIDED BY
                       /bullet/  the number of outstanding units in the subaccount.

     The portfolio in which any subaccount invests will determine its net asset value per share once daily, as of the close of the regular business session of the NYSE (usually 4:00 p.m. Eastern time), which coincides with the end of each valuation period.


FIXED ACCOUNT VALUE


     On the reallocation date, the fixed account value is equal to the cash value allocated to the fixed account.



 THE FIXED ACCOUNT         /bullet/ the sum of premium(s) allocated to the fixed account;
 PLUS VALUE AT THE END OF  /bullet/ any amounts transferred from a subaccount to the fixed
 ANY VALUATION                      account; PLUS
 PERIOD IS EQUAL TO:       /bullet/ total interest credited to the fixed account; MINUS
                           /bullet/ amounts charged to pay for monthly deductions; MINUS
                           /bullet/ amounts withdrawn from the fixed account; MINUS
                           /bullet/ amounts transferred from the fixed account to a subaccount; MINUS
                           /bullet/ amounts withdrawn from the fixed account to pay any pro rata decrease charge incurred due to a decrease in specified amount.

     The fixed account may not be available to residents of all states.

TRANSFERS
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GENERAL


     You or your agent/registered representative of record may make transfers among a total of 20 active subaccounts or from the subaccounts to the fixed account. We determine the amount you have available for transfer at the end of the valuation period when we receive your transfer request. WE MAY MODIFY OR REVOKE THE TRANSFER PRIVILEGE AT ANY TIME. The following features apply to transfers under the Policy:


     /check mark/  You may make an unlimited number of transfers in a Policy year among the subaccounts.
     /check mark/  You may make one transfer from the fixed account per Policy year (unless you choose dollar cost averaging from the fixed account).
     /check mark/  Unless otherwise required by state law, we will restrict transfers to the fixed account, if the fixed account value following the transfer would exceed $500,000.
     /check mark/  You may request transfers in writing (in a form we accept), by fax or by telephone.
     /check mark/  There is no minimum amount that must be transferred.
     /check mark/  There is no minimum amount that must remain in a subaccount after a transfer.
     /check mark/  We deduct a $10 charge from the amount transferred for the
                   13th and each additional transfer in a Policy year.
     /check mark/  We consider all transfers made in any one day to be a single transfer.
     /check mark/  Transfers resulting from loans, conversion rights, reallocation of cash value immediately after the reallocation date, and transfers from the fixed account are NOT treated as transfers for the purpose of the transfer charge.
     /check mark/  Transfers under dollar cost averaging and asset rebalancing are NOT treated as transfers for purposes of the transfer charge.


     The Policy's transfer privilege is not intended to afford policyowners a way to speculate on short-term movements in the market. Excessive use of the transfer privilege can disrupt the management of the portfolios and increase transaction costs. Accordingly, we have established a policy of limiting excessive transfer activity. We will limit transfer activity to two substantive transfers (at least 30 days apart) from each portfolio, except from the WRL J.P. Morgan Money Market, during any 12-month period. We interpret "substantive" to mean either a dollar amount large enough to have a negative impact on a portfolio's operations or a series of movements between portfolios.
We will not limit non-substantive transfers.


     Your Policy, as applied for and issued, will automatically receive telephone transfer privileges unless you provide other instructions. The telephone transfer privileges allow you to give authority to the registered representative or agent of record for your Policy to make telephone transfers and to change the allocation of future payments among the subaccounts and the fixed account on your behalf according to your instructions. To make a telephone transfer, you may call 1-800-322-7164 or fax your instructions to 727-299-1667.

     Please note the following regarding telephone or fax transfers:

     -> We are not liable for any loss, damage, cost or expense from complying with telephone instructions we reasonably believe to be authentic. You bear the risk of any such loss.
     -> We will employ reasonable procedures to confirm that telephone instructions are genuine.
     -> If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.
     -> Such procedures may include requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of transactions to owners, and/or tape recording telephone instructions received from owners.
     ->    We may also require written confirmation of your request.
     -> If you do not want the ability to make telephone transfers, you should notify us in writing.
     -> Telephone or fax requests must be received before 4:00 p.m. Eastern time to assure same-day pricing of the transaction.
     -> We will not be responsible for any transmittal problems when you fax us your request unless you report it to us within five business days and send us proof of your fax transmittal.
     ->    We may discontinue this option at any time.

     We will process any transfer request we receive before the NYSE closes (usually 4:00 p.m. Eastern time) using the subaccount unit value determined at the end of that session of the NYSE. If we receive the transfer request after the NYSE closes, we will process the request using the subaccount unit value determined at the close of the next regular business session of the NYSE.

FIXED ACCOUNT TRANSFERS

     You may make one transfer per Policy year from the fixed account unless you select dollar cost averaging from the fixed account. We reserve the right to require that you make the transfer request in writing. We must receive the transfer request no later than 30 days after a Policy anniversary. We will make the transfer at the end of the valuation date on which we receive the written request. The maximum amount you may transfer is limited to the greater of:

     ->   25% of the amount in the fixed account; or
     -> the amount you transferred from the fixed account in the immediately prior Policy year.

     The fixed account may not be available to residents of all states. This means that residents of some states may not direct or transfer any money to the fixed account.

CONVERSION RIGHTS

     If, within 24 months of your Policy date, you transfer all of your subaccount values to the fixed account, then we will not charge you a transfer fee, even if applicable. You must make your request in writing.

DOLLAR COST AVERAGING


     Dollar cost averaging is an investment strategy designed to reduce the average purchase price per unit. The strategy spreads the allocation of your premium into the subaccounts over a period of time. This potentially allows you to reduce the risk of investing most of your premium into the subaccounts at a time when prices are high. The success of this strategy is not assured and depends on market trends. You should consider carefully your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. We make no guarantee that dollar cost averaging will result in a profit or protect you against loss.


     Under dollar cost averaging, we automatically transfer a set dollar amount from either the WRL J.P. Morgan Money Market subaccount, the WRL AEGON Bond subaccount or the fixed account to a subaccount that you choose. We will make the transfers monthly as of the end of the valuation date starting on the first Monthiversary after the reallocation date. We will make the first transfer in the month after we receive your request, provided that we receive the form by the 25th day of the month.



 TO START DOLLAR COST     ->   you must submit a completed form to us requesting dollar
 AVERAGING:                    cost averaging;
                          ->   you must have at least $5,000 in the account from
                               which we will make transfers; and |Ze your total
                               transfers each month under dollar cost averaging must
                               be at least $100.

     You may request dollar cost averaging at any time. There is no charge for dollar cost averaging. Transfers under dollar cost averaging are NOT counted towards your 12 free transfers each year.




 DOLLAR                 ->   we receive your request to cancel your participation;
 COST AVERAGING         ->   the value in the accounts from which we make the
 WILL TERMINATE IF:          transfers is depleted;
                        ->   you elect to participate in the asset rebalancing program;
                        OR
                        ->   you elect to participate in any asset allocation services
                             provided by a third party.

     We may modify, suspend, or discontinue dollar cost averaging at any time.


ASSET REBALANCING PROGRAM


     We also offer an asset rebalancing program under which you may transfer amounts periodically to maintain a particular percentage allocation among the subaccounts you have selected. You cannot have more than 20 active subaccounts. Cash value allocated to each subaccount will grow or decline in value at different rates. The asset rebalancing program automatically reallocates the cash value in the subaccounts at the end of each period to match your Policy's currently effective premium allocation schedule. Cash value in the fixed account and the dollar cost averaging program is not available for this program. This program does not guarantee gains. A subaccount may still have losses.


     You may elect asset rebalancing to occur on each quarterly, semi-annual or annual anniversary of the Policy date. You may modify your allocations quarterly. Once we receive the asset rebalancing request form, we will effect the initial rebalancing of cash value on the next such anniversary, in accordance with the Policy's current premium allocation schedule. We will credit the amounts transferred at the unit value next determined on the dates the transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the NYSE is closed, rebalancing will occur on the next day the NYSE is open.



 TO START               ->   you must submit a completed asset rebalancing request
 ASSET REBALANCING:          form to us before the maturity date; and
                        ->   you must have a minimum cash value of $5,000 or make
                             a $5,000 initial premium payment.

     There is no charge for the asset rebalancing program. Reallocations we make under the program are NOT counted towards your 12 free transfers each year.



 ASSET REBALANCING     ->  you elect to participate in the dollar cost averaging
 WILL CEASE IF:            program;
                       ->  we receive your request to discontinue participation;
                       ->  you make ANY transfer to or from any subaccount other
                           than under a scheduled rebalancing; or
                       ->  you elect to participate in any asset allocation services provided by a third party.

     You may start and stop participating in the asset rebalancing program at any time; but we restrict your right to re-enter the program to once each Policy year. If you wish to resume the asset rebalancing program, you must complete a new request form. We may modify, suspend, or discontinue the asset rebalancing program at any time.


THIRD PARTY ASSET ALLOCATION SERVICES


     We may provide administrative or other support services to independent third parties you authorize to conduct transfers on your behalf, or who provide recommendations as to how your subaccount values should be allocated. This includes, but is not limited to, transferring subaccount values among subaccounts in accordance with various investment allocation strategies that these third parties employ. These independent third parties may or may not be appointed Transamerica agents for the sale of Policies. TRANSAMERICA DOES NOT ENGAGE ANY THIRD PARTIES TO OFFER INVESTMENT ALLOCATION SERVICES OF ANY TYPE, SO THAT PERSONS OR FIRMS OFFERING SUCH SERVICES DO SO INDEPENDENT FROM ANY AGENCY RELATIONSHIP THEY MAY HAVE WITH TRANSAMERICA FOR THE SALE OF POLICIES. TRANSAMERICA THEREFORE TAKES NO RESPONSIBILITY FOR THE INVESTMENT ALLOCATIONS AND TRANSFERS TRANSACTED ON YOUR BEHALF

BY SUCH THIRD PARTIES OR ANY INVESTMENT ALLOCATION RECOMMENDATIONS MADE BY SUCH PARTIES. Transamerica does not currently charge you any additional fees for providing these support services. Transamerica reserves the right to discontinue providing administrative and support services to owners utilizing independent third parties who provide investment allocation and transfer recommendations.


CHARGES AND DEDUCTIONS
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     This section describes the charges and deductions that we make under the Policy to compensate for: (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume.



 SERVICES AND BENEFITS WE      /bullet/  the death benefit, cash withdrawals and loan benefits;
 PROVIDE UNDER THE POLICY:     /bullet/  investment options, including premium allocations;
                               /bullet/  administration of elective options; and
                               /bullet/  the distribution of reports to owners.



 COSTS AND EXPENSES     /bullet/  costs associated with processing and underwriting
 WE INCUR:                        applications;
                        /bullet/  expenses of issuing and administering the
                                  Policy (including any Policy riders);
                        /bullet/  overhead and other expenses for providing services and benefits, sales commissions and marketing expenses;
                                  and
                        /bullet/  other costs of doing business, such as collecting premiums, maintaining records, processing claims,
                                  effecting transactions, and paying federal, state and
                                  local premium and other taxes and fees.



 RISKS WE ASSUME:     /bullet/ that the charges we may deduct may be
                               insufficient to meet our actual claims because insureds
                               die sooner than we estimate; and
                      /bullet/ that the costs of providing the services and benefits under the Policies may exceed the charges we are allowed
                               to deduct.

PREMIUM CHARGES


     We deduct no charges from premiums before allocating the premiums to the separate account and the fixed account according to your instructions.


MONTHLY DEDUCTION


     We take a monthly deduction from the cash value on the Policy date and on each Monthiversary. We deduct this charge on a pro rata basis from all accounts (i.e., in the same proportion that the value in each subaccount and the fixed account bears to the total cash value on the Monthiversary). Because portions of the monthly deduction (such as cost of insurance) can vary monthly, the monthly deduction will also vary.


 THE MONTHLY DEDUCTION     /bullet/  the monthly Policy charge; PLUS
 IS EQUAL TO:              /bullet/  the monthly cost of insurance
                                     charge for the Policy; PLUS
                           /bullet/  the monthly charge for any benefits provided by
                                     riders attached to the Policy; PLUS
                           /bullet/  the pro rata decrease charge incurred as a result of a decrease in the specified amount.

                           Monthly Policy Charge:

                           /bullet/  This charge equals $5.00 each Policy month.
                           /bullet/  We will not increase this charge.
                           /bullet/  We may waive this charge if you purchase additional policies.
                           /bullet/  This charge compensates us for
                                     administrative expenses such as recordkeeping,
                                     processing death benefit claims and Policy changes,
                                     and overhead costs.


                           Cost of Insurance Charge:
                           /bullet/  We deduct this charge each month. It varies each month and is equal to:
                                     ->  the death benefit on the Monthiversary;
                                         DIVIDED BY
                                     ->  1.0024663 (this factor reduces the net amount at risk, for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of
                                         3.0%); MINUS
                                     ->  the cash value on the Monthiversary;
                                         MULTIPLIED BY
                                     ->  the monthly cost of insurance charge for the
                                         Policy.
        Optional Insurance Riders:
                           /bullet/  The monthly deduction will include charges for any optional insurance benefits you add to your Policy
                                     by rider (see Supplemental Benefits p.___).

     We base the cost of insurance rates on the insured's attained age, gender, rate class, specified amount, and the length of time that the Policy has been in force. For Policies with a specified amount of $250,000 or more, we generally charge a lower rate. The actual monthly cost of insurance rates are based on our expectations as to future mortality experience. The rates will never be greater than the guaranteed amount stated in your Policy. These guaranteed rates are based on the 1980 Commissioners Standard Ordinary (C.S.O.) Mortality Tables and the insured's attained age, gender and rate class. For standard rate classes, these guaranteed rates will never be greater than the rates in the C.S.O. tables. We may also guarantee a rate for a specific period of time (E.G.
one year). For a listing of rate classes, see Underwriting Standards p.   .

     We may issue certain Policies on a simplified or expedited basis. The cost of insurance rates for Policies we issue on this basis will be no higher than the guaranteed rates for select, non-tobacco use or standard, tobacco use categories. However, these rates may be higher or lower than current rates charged under otherwise identical Policies that are using standard underwriting criteria.

 MORTALITY AND EXPENSE   We deduct a daily charge from your cash value in each
 RISK CHARGE             subaccount to compensate us for certain mortality and
                         expense risks we assume. This charge is equal to:
                         /bullet/ your Policy's cash value in each subaccount
                                  MULTIPLIED BY
                         /bullet/ the daily pro rata portion of the annual
                                  mortality and expense risk charge rate of 0.90%.

     The annual rate is equal to 0.90% of the average daily net assets of each subaccount. We guarantee to reduce this charge to 0.60% after the first 15 Policy years. We intend to reduce this charge to 0.30% in the 16th Policy year but we do not guarantee that we will do so, and we reserve the right to maintain this charge at the 0.60% level after the 15th Policy year.

     The mortality risk is that an insured will live for a shorter time than we project. The expense risk is that the expenses that we incur will exceed the administrative charge limits we set in the Policy.

     If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profits to cover distribution costs.

SURRENDER CHARGE

     If you surrender your Policy completely during the first 15 years, we deduct a surrender charge from your cash value and pay the remaining cash value (less any outstanding loan amounts) to you. The payment you receive is called the net surrender value. We reduce the surrender charge at older ages in compliance with state laws.

     THE SURRENDER CHARGE MAY BE SIGNIFICANT. YOU SHOULD CALCULATE THIS CHARGE CAREFULLY BEFORE YOU CONSIDER A SURRENDER. Under some circumstances the level of surrender charge might result in no net surrender value available if you surrender your Policy in the first few Policy years. This will depend on a number of factors, but is more likely if:

   /bullet/ you pay premiums equal to or not much higher than the minimum no lapse guarantee premium shown in your Policy; and/or
   /bullet/  investment performance is too low.

 THE SURRENDER CHARGE IS     /bullet/  the ISSUE CHARGE; plus
 EQUAL TO:                   /bullet/  the SURRENDER CHARGE BASE; multiplied by
                             /bullet/  the SURRENDER CHARGE FACTOR.

     The ISSUE CHARGE is $5.00 MULTIPLIED BY each $1,000 of the initial specified amount stated in your Policy. This charge helps us recover the underwriting, processing and start-up expenses that we incur in connection with the Policy and the separate account.

     The SURRENDER CHARGE BASE equals:

     /bullet/ the total premiums paid UP TO the surrender charge base premium shown in your Policy; PLUS
     /bullet/ the total premiums paid IN EXCESS OF the surrender charge base premium, MULTIPLIED BY the following percentage (which varies by the insured's issue age):

                         ISSUE AGE           PERCENTAGE
                         ---------           ----------
                            0-55                8.00%
                           56-60                6.00%
                           61-65                4.00%
                           66-70                3.00%
                           71-75                2.00%
                           76-80                1.50%
                           81-85                1.00%

     To determine the SURRENDER CHARGE, we apply the SURRENDER CHARGE FACTOR to the sum of the ISSUE CHARGE plus the SURRENDER CHARGE BASE. The SURRENDER CHARGE FACTOR varies with the insured's issue age and the number of years the Policy has been in force. For male insureds ages 0-65, and for female insureds ages 0-70, the surrender charge factor is equal to 1.00 during Policy years 1-10. It then decreases by 0.20 each year until the 15th Policy year when it is zero. For insureds with older issue ages, the factor is less than 1.00 at the end of the 10th Policy year and decreases to zero at the end of the 15th Policy year.


                           SURRENDER CHARGE FACTORS
                            MALES ISSUE AGES 0 - 65
                           FEMALES ISSUE AGES 0 - 70

                         END OF POLICY YEAR*     FACTOR
                         -------------------     ------
                               At Issue           1.00
                                 1-10             1.00
                                  11               .80
                                  12               .60
                                  13               .40
                                  14               .20
                                  15                 0

     * We will apply the full amount of the surrender charge listed above to surrenders that occur during the Policy year.

     Applying the surrender charge factor to the total of the issue charge and the surrender charge base for any surrender during the 11th through the 15th Policy years will often result in a reduced surrender charge. If you surrender your Policy after the 15th Policy year, there are no issue or sales charges due. We always determine the surrender charge factor from the Policy date to the surrender date, regardless of whether there were any prior lapses and reinstatements.


/bullet/ SURRENDER CHARGE EXAMPLE 1: Assume a male insured purchases the Policy at issue age 35 for $250,000 of specified amount, paying $3,000 per year for four years ($12,000), and then surrenders the Policy. The surrender charge base premium is $667.50 (250 units at $2.67). The surrender charge would then be calculated as follows:

            (a) ISSUE CHARGE: (250 x $5.00)
                (units per thousand of specified amount x $5.00)     = $1,250.00

            (b) SURRENDER CHARGE BASE PREMIUM:                       = $  667.50

            (c) EXCESS OVER SURRENDER CHARGE BASE PREMIUM:
                8.0% of premiums paid in excess of surrender charge
                base premium ($12,000 - $667.50) x 8.0%              = $  906.60

            (d) APPLICABLE SURRENDER CHARGE FACTOR:
                (a + b + c) x 1.00

                ($1,250.00 + $667.50 + $906.60) x 1.00               = $2,824.10
                                                                       =========

/bullet/ SURRENDER CHARGE EXAMPLE 2: Assume the same facts as in Example 1, including continued premium payments of $3,000 per year, EXCEPT the owner surrenders the Policy on the 14th Policy anniversary. The surrender charge would then be calculated as follows:

            (a) ISSUE CHARGE: (250 x $5.00)
                (units per thousand of specified amount x $5.00)     = $1,250.00

            (b) SURRENDER CHARGE BASE PREMIUM:                       = $  667.50

            (c) EXCESS OVER SURRENDER CHARGE BASE PREMIUM:
                8.0% of premiums paid in excess of surrender charge
                base premium ($42,000 - $667.50) x 8.0%              = $3,306.60

            (d) APPLICABLE SURRENDER CHARGE FACTOR:
                (a + b + c) x .20

                ($1,250.00 + $667.50 + $3,306.60) x .20              = $1,044.82
                                                                       =========

There will be no surrender charge if the owner waits until the 15th Policy anniversary to surrender the Policy.

     The surrender charge helps us recover distribution expenses that we incur in connection with the Policy, including agent sales commissions and printing and advertising costs.

PRO RATA DECREASE CHARGE

     If you decrease the specified amount during the first 15 Policy years, we will deduct a pro rata decrease charge from the cash value. We will determine the pro rata decrease charge by:


     /bullet/ calculating the surrender charge that would apply if the Policy was being surrendered; then MULTIPLY it by

     /bullet/ the ratio of the specified amount decrease you requested to the initial specified amount of your Policy.

 THE PRO RATA DECREASE     /bullet/  the specified amount decrease that you
 CHARGE IS EQUAL TO:                 request; DIVIDED BY
                           /bullet/  the full specified amount on the Policy
                                     date; MULTIPLIED BY
                           /bullet/  the surrender charge as of the date of the
                                     decrease based on the specified amount on the Policy date.

     We will not deduct the pro rata decrease charge from the cash value when a specified amount decrease results from:

     /bullet/  a change in the death benefit option; or

     /bullet/  a withdrawal (when you select death benefit Option A).

     We will determine the pro rata decrease charge from the Policy date to the date of the decrease using the above formula, regardless of whether your Policy has lapsed and been reinstated, or you have previously decreased your specified amount.

     If we deduct a pro rata decrease charge due to a decrease in specified amount, we will reduce proportionately any future surrender charge incurred during the first 15 Policy years. This means that when we calculate the surrender charge, we will reduce the charge by an amount equal to the surrender charge multiplied by the ratio of any prior decreases in the specified amount to the full initial specified amount. A decrease in specified amount will generally decrease the insurance protection of the Policy.

 TRANSFER CHARGE     /bullet/  We currently allow you to make 12 transfers each year free from charge.
                     /bullet/  We charge $10 for each additional transfer.
                     /bullet/  For purposes of assessing the transfer charge,
                               all transfers made in one day, regardless of the number of subaccounts affected by the transfer, is considered a single transfer.
                     /bullet/  We deduct the transfer charge from the amount
                               being transferred.

                     /bullet/ TRANSFERS DUE TO LOANS, EXERCISE OF CONVERSION RIGHTS, OR FROM THE FIXED ACCOUNT DO NOT count as transfers for the purpose of assessing this charge.
                     /bullet/ Transfers under dollar cost averaging and asset rebalancing are NOT transfers for purposes of this charge.
                     /bullet/  We will not increase this charge.

 CHANGE IN PREMIUM   /bullet/  We currently do not charge you if you change your
 ALLOCATION CHARGE             premium allocation. However, in the future we may
                               decide to charge you $25 if you make more than one change per Policy year quarter. We will notify you if we decide to impose this charge.

 CASH WITHDRAWAL     /bullet/  After the first Policy year, you may take one
 CHARGE                        cash withdrawal each Policy year.
                     /bullet/  When you make a cash withdrawal, we charge a
                               processing fee of $25 or 2% of the amount you withdraw, whichever is less.
                     /bullet/  We deduct this amount from the withdrawal, and we pay you the balance.
                     /bullet/  We will not increase this fee.

TAXES

     We currently do not make any deductions for taxes from the separate account. We may do so in the future if such taxes are imposed by federal or state agencies.

PORTFOLIO EXPENSES

     The portfolios deduct management fees and expenses from the amounts you have invested in the portfolios. These charges currently range from 0.46% to 1.50%. See the Portfolio Annual Expense Table in this prospectus, and the fund prospectuses.

DEATH BENEFIT
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DEATH BENEFIT PROCEEDS

     As long as the Policy is in force, we will pay the death benefit proceeds on an individual Policy once we receive satisfactory proof of the insured's death. We may require return of the Policy. We will pay the death benefit proceeds to the primary beneficiary(ies), if living, or to a contingent beneficiary. If each beneficiary dies before the insured and there is no contingent beneficiary, we will pay the death benefit proceeds to the owner or the owner's estate. We will pay the death benefit proceeds in a lump sum or under a payment option. See Payment Options p. .

 DEATH BENEFIT       /bullet/  the death benefit (described below); MINUS
 PROCEEDS EQUAL:     /bullet/  any past due monthly deductions if the insured
                               dies during the grace period; PLUS
                     /bullet/  any additional insurance in force provided by
                               rider; MINUS
                     /bullet/  any single-sum benefits paid under the living
                               benefit rider; MINUS
                     /bullet/  any outstanding Policy loans; MINUS
                     /bullet/  any interest you owe on Policy loan(s).

     If all or a part of the death benefit proceeds are paid in one sum, we will pay interest on this sum as required by applicable state law from the date we receive due proof of the insured's death to the date we make payment.

     We may further adjust the amount of the death benefit proceeds if we contest the Policy or if you misstate the insured's age or gender. See Our
Right to Contest the Policy; and Misstatement of Age or Gender p.   .

DEATH BENEFIT

     The Policy provides a death benefit. The death benefit is determined at the end of the valuation period in which the insured dies. You must select one of the two death benefit options we offer in your application. No matter which death benefit option you choose, we guarantee that, so long as the Policy does not lapse, the death benefit will never be less than the specified amount on the date of the insured's death.

 DEATH BENEFIT           /bullet/  the current specified amount; OR
 OPTION A EQUALS THE     /bullet/  a specified percentage, called the
 GREATER OF:                       "limitation percentage," MULTIPLIED BY
                                   ->   the cash value on the insured's date of
                                        death.

     Under Option A, your death benefit remains level unless the limitation percentage multiplied by the cash value is greater than the specified amount; then the death benefit will vary as the cash value varies.

     The limitation percentage is the minimum percentage of cash value we must pay as the death benefit under federal tax requirements. It is based on the age of the insured at the beginning of each Policy year. The following table indicates the limitation percentages for different ages:


         AGE                     LIMITATION PERCENTAGE
         ---                     ---------------------
    40 and under                           250%
      41 to 45     250% of cash value minus 7% for each age over age 40
      46 to 50     215% of cash value minus 6% for each age over age 45
      51 to 55     185% of cash value minus 7% for each age over age 50
      56 to 60     150% of cash value minus 4% for each age over age 55
      61 to 65     130% of cash value minus 2% for each age over age 60
      66 to 70     120% of cash value minus 1% for each age over age 65
      71 to 75     115% of cash value minus 2% for each age over age 70
      76 to 90                             105%
      91 to 95     105% of cash value minus 1% for each age over age 90
     96 and over                           100%


     If the federal tax code requires us to determine the death benefit by reference to these limitation percentages, the Policy is described as "in the corridor." An increase in the cash value will increase our risk, and we will increase the cost of insurance we deduct from the cash value.

     OPTION A ILLUSTRATION. Assume that the insured's attained age is under 40, there have been no withdrawals or decreases in specified amount, and that there are no outstanding loans. Under Option A, a Policy with a $500,000 specified amount will generally pay $500,000 in death benefits. However, because the death benefit must be equal to or be greater than 250% of cash value, any time the cash value of the Policy exceeds $200,000, the death benefit will exceed the $500,000 specified amount. Each additional dollar added to the cash value above $200,000 will increase the death benefit by $2.50.

     Similarly, so long as the cash value exceeds $200,000, each dollar taken out of the cash value will reduce the death benefit by $2.50. If at any time the cash value multiplied by the limitation percentage is less than the specified amount, the death benefit will equal the specified amount of the Policy reduced by the dollar value of any cash withdrawals.

 DEATH BENEFIT           /bullet/  the current specified amount; PLUS
 OPTION B EQUALS THE               ->  the cash value on the insured's date of
 GREATER OF:                           death; OR
                         /bullet/  the limitation percentage, MULTIPLIED BY
                                   ->  the cash value on the insured's date of
                                       death.

     Under Option B, the death benefit always varies as the cash value varies.

     OPTION B ILLUSTRATION. Assume that the insured's attained age is under 40 and that there are no outstanding loans. Under Option B, a Policy with a specified amount of $500,000 will generally pay a death benefit of $500,000 plus cash value. Thus, a Policy with a cash value of $100,000 will have a death benefit of $600,000 ($500,000 + $100,000). The death benefit, however, must be at least 250% of cash value. As a result, if the cash value of the Policy exceeds $333,333, the death benefit will be greater than the specified amount plus cash value. Each additional dollar of cash value above $333,333 will increase the death benefit by $2.50.

     Similarly, any time cash value exceeds $333,333, each dollar taken out of cash value will reduce the death benefit by $2.50. If at any time, cash value multiplied by the limitation percentage is less than the specified amount plus the cash value, then the death benefit will be the specified amount plus the cash value of the Policy.

EFFECTS OF CASH WITHDRAWALS ON THE DEATH BENEFIT

     If you choose Option A, a cash withdrawal will reduce the specified amount by an amount equal to the amount of the cash withdrawal. We will not impose a decrease charge when the specified amount is decreased as a result of taking a cash withdrawal. Regardless of the death benefit option you choose, a cash withdrawal will reduce the death benefit by at least the amount of the withdrawal.

CHOOSING DEATH BENEFIT OPTIONS

     You must choose one death benefit option on your application. This is an important decision. The death benefit option you choose will have an impact on the dollar value of the death benefit, on your cash value and on the amount of cost of insurance charges you pay.

     You may find Option A more suitable for you if your goal is to increase your cash value through positive investment experience. You may find Option B more suitable if your goal is to increase your total death benefit.

CHANGING THE DEATH BENEFIT OPTION

     After the third Policy year, you may change your death benefit option once each Policy year if you have not decreased the specified amount that year.

     /bullet/  You must make your request in writing.
     /bullet/ The effective date of the change will be the Monthiversary on or following the date when we receive your request for a change.
     /bullet/ You may not make a change that would decrease the specified amount below the minimum specified amount stated in your Policy.
     /bullet/ There may be adverse federal tax consequences. You should consult a tax advisor before changing your Policy's death benefit option.

     If you change your death benefit option from Option B to Option A, we will MAKE the specified amount after the change equal to the specified amount prior to the change, PLUS your Policy's cash value on the effective date of the change. If you change your death benefit option from Option A to Option B, we will MAKE the specified amount after the change equal to the specified amount prior to the change, MINUS the cash value on the effective date of the change. We will notify you of the new specified amount.

DECREASING THE SPECIFIED AMOUNT

     After the Policy has been in force for three years, you may decrease the specified amount once each Policy year if you did not change your death benefit option that year. A decrease in the specified amount may affect your cost of insurance charge and may have adverse federal tax consequences. You should consult a tax advisor before decreasing your Policy's specified amount.

 CONDITIONS FOR            /bullet/ you must make your request in writing;
 DECREASING THE SPECIFIED  /bullet/ you may not change your death benefit option
 AMOUNT: in the same Policy year that you decrease your specified amount;
                           /bullet/ you may not decrease your specified amount
                                    lower than the minimum specified amount
                                    stated in your Policy (generally $100,000).
                                    However, if your initial specified amounts
                                    $250,000 or more, you may not reduce the specified amount below $250,000;
                           /bullet/ you may not decrease your specified amount
                                    if it would disqualify your Policy as life insurance under the Internal Revenue Code;
                           /bullet/ we may limit the amount of the decrease to
                                    no more than 20% of the specified amount;
                           /bullet/ a decrease in specified amount will take
                                    effect on the first Monthiversary on or
                                    after we receive your written request; and
                           /bullet/ we will assess a pro rata decrease charge
                                    against the cash value if you decrease your specified amount within the first 15 Policy years.

PAYMENT OPTIONS

     There are several ways of receiving proceeds under the death benefit and surrender provisions of the Policy, other than in a lump sum. See Settlement
Options p.    for information concerning these settlement options.

SURRENDERS AND CASH WITHDRAWALS
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SURRENDERS

     You may make a written request to surrender your Policy for its net surrender value as calculated at the end of the valuation date on which we receive your request. The insured must be alive, the Policy must be in force when you make your written request and it must be before the maturity date. A surrender is effective as of the date when we receive your written request. You will incur a surrender charge if you surrender the Policy during the first 15 Policy years. See Charges and Deductions -- Surrender Charge p. . Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated. We will normally pay you the net surrender value (cash value, minus any surrender charge, minus any Policy loans outstanding and minus any interest you owe on Policy loans) in a lump sum within seven days or under a settlement option. A surrender may have tax consequences. See Federal Income Tax Considerations p. .

CASH WITHDRAWALS

     After the first Policy year, you may request a cash withdrawal of a portion of your cash value subject to certain conditions.


 CASH          /bullet/  You must make your cash withdrawal request to us in
 WITHDRAWAL              writing.
 CONDITIONS:   /bullet/  We only allow one cash withdrawal during a Policy year.
               /bullet/  We may limit the amount you can withdraw to at least
                         $500, and to no more than 10% of the net surrender value during the first 10 Policy years. We currently intend to limit the amount you can withdraw to 25% of the net surrender value after the 10th Policy year.
               /bullet/  You may not take a cash withdrawal if it will reduce the specified amount below the minimum specified amount set forth in the Policy.
               /bullet/  You may specify the subaccount(s) and the fixed account from which to make the withdrawal. If you do not specify an account, we will take the withdrawal from each account in accordance with your current premium allocation instructions.
               /bullet/  We generally will pay a cash withdrawal request within seven days following the valuation date we receive the request.
               /bullet/  We will deduct a processing fee equal to $25 or 2% of the amount you withdraw, whichever is less. We deduct this amount from the withdrawal, and we pay you the balance.
               /bullet/  We do not assess a surrender charge when you take a cash withdrawal.
               /bullet/  You may not take a cash withdrawal if it would
                         disqualify your Policy as life insurance under the Internal Revenue Code.
               /bullet/  A cash withdrawal may have tax consequences. See
                         Federal Income Tax Considerations p. .

     A cash withdrawal will reduce the cash value by the amount of the cash withdrawal, and will reduce the death benefit by at least the amount of the cash withdrawal. When death benefit Option A is in effect, a cash withdrawal will reduce the specified amount by an amount equal to the amount of the cash withdrawal. We will not impose a pro rata decrease charge when the specified amount is decreased as a result of taking a cash withdrawal.

LOANS
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GENERAL

     After the first Policy year (as long as the Policy is in force) you may borrow money from us using the Policy as the only security for the loan. We may permit a loan prior to the first anniversary for Policies issued pursuant to 1035 Exchanges. A loan that is taken from, or secured by, a Policy may have tax consequences. See Federal Income Tax Considerations p. .

 POLICY LOANS ARE      /bullet/  we may require you to borrow at least $500; and
 SUBJECT TO CERTAIN    /bullet/  the maximum amount you may borrow is 90% of
 CONDITIONS:                      the cash value, less any surrender charge and
                                  any outstanding loan amount.

     When you take a loan, we will withdraw an amount equal to the requested loan from each of the subaccounts and the fixed account based on your current premium allocation instructions (unless you specify otherwise). We will transfer that amount to the loan reserve. The loan reserve is the portion of the fixed account used as collateral for a Policy loan.

     We normally pay the amount of the loan within seven days after we receive a proper loan request. We may postpone payment of loans under certain
conditions. See Payments We Make p.   .

     You may request a loan by telephone by calling us at 1-800-322-7164. If the loan amount you request exceeds $50,000 or if the address of record has been changed within the past 10 days, we may reject your request. If you do not want the ability to request a loan by telephone, you should notify us in writing. You will be required to provide certain information for identification purposes when you request a loan by telephone. We ask you to provide us with written confirmation of your request. We will not be liable for processing a loan request if we believe the request is genuine.

     You may also fax your loan request to us at 727-299-1667. We will not be responsible for any transmittal problems when you fax your request unless you report it to us within five business days and send us proof of your fax transmittal.

     You can repay a loan at any time while the Policy is in force. WE WILL CONSIDER ANY PAYMENTS YOU MAKE ON THE POLICY TO BE PREMIUM PAYMENTS UNLESS THE PAYMENTS ARE CLEARLY SPECIFIED AS LOAN REPAYMENTS.

     At each Policy anniversary, we will compare the amount of the outstanding loan to the amount in the loan reserve. At such time, if the amount of the outstanding loan exceeds the amount in the loan reserve, we will withdraw the difference from the subaccounts and the fixed account and transfer it to the loan reserve, in the same manner as when a loan is made. If the amount in the loan reserve exceeds the amount of the outstanding loan, we will withdraw the difference from the loan reserve and transfer it to the subaccounts and the fixed account in the same manner as current premiums are allocated. No charge will be imposed for these transfers, and these transfers are not treated as transfers in calculating the transfer charge. We reserve the right to require a transfer to the fixed account if the loans were originally transferred from the fixed account.

INTEREST RATE CHARGED

     We will charge you an annual interest rate on a Policy loan that is equal to 5.5% and is payable in arrears on each Policy anniversary. Loan interest that is unpaid when due will be added to the amount of the loan on each Policy anniversary and will bear interest at the same rate.

LOAN RESERVE INTEREST RATE CREDITED

     We will credit the amount in the loan reserve with interest at an effective annual rate of at least 4.0%. We may credit a higher rate, but we are not obligated to do so.

     /bullet/ We currently credit interest at an effective annual rate of 4.75%
              on amounts you borrow during the first 10 Policy years.
     /bullet/ After the 10th Policy year, on all amounts that you have borrowed, we currently credit interest to part of the cash value in excess of the premiums paid less withdrawals at an interest rate equal to the interest rate we charge on the total loan. The remaining portion, equal to the cost basis, is currently credited 4.75%.

PREFERRED LOANS

     After the 10th Policy year, you may borrow against the Policy up to an amount that is equal to the cash value MINUS total premiums paid (reduced by any cash withdrawals) and minus any outstanding loan amounts (including any interest you owe on Policy loan(s)). Such a loan is called a preferred loan. We will charge interest on a preferred loan at an annual rate of 5.5%, payable in arrears. Amounts in the loan reserve securing preferred loans accrue interest at a 5.5% annual rate. THESE RATES ARE NOT GUARANTEED. Any existing loan, other than a preferred loan, is not eligible for the preferred loan crediting rate. Consult a tax advisor before taking a preferred loan because such a loan may have adverse tax consequences. We reserve the right to modify or discontinue the preferred loan feature.

EFFECT OF POLICY LOANS

     A Policy loan affects the Policy because we reduce the death benefit proceeds and net surrender value under the Policy by the amount of any outstanding loan plus interest you owe on the loan. Repaying the loan causes the death benefit proceeds and net surrender value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount equal to the loan as of the last Policy anniversary plus any accrued interest net of any loan payments. This amount is not affected by the separate account's investment performance and may not be credited with the interest rates accruing on the fixed account. Amounts transferred from the separate account to the loan reserve will affect the value in the separate account because we credit such amounts with an interest rate declared by us rather than a rate of return reflecting the investment results of the separate account.

     There are risks involved in taking a Policy loan, a few of which include the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved. A Policy loan may also have possible adverse tax consequences that could occur if a Policy lapses with loans outstanding. You should consult a tax advisor before taking out a Policy loan.
See Federal Income Tax Considerations p.   .

     We will notify you (and any assignee of record) if the sum of your loans plus any interest you owe on the loans is more than the net surrender value. If you do not submit a sufficient payment within 61 days from the date of the notice, your Policy may lapse.

POLICY LAPSE AND REINSTATEMENT
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LAPSE

     Your Policy may not necessarily lapse if you fail to make a planned periodic payment. However, even if you make all your planned periodic payments, there is no guarantee that your Policy will not lapse. This Policy provides a no lapse period. See below. Once your no lapse period ends, your Policy may lapse (terminate without value) if the net surrender value on any Monthiversary is less than the monthly deductions due on that day. Such lapse might occur if poor investment experience causes a decrease in the net surrender value, or you have not paid enough premiums to offset the monthly deductions.

     If the net surrender value is not enough to pay the monthly deductions, we will mail a notice to your last known address and any assignee of record. The notice will specify the minimum payment you must pay and the final date by which we must receive the payment to prevent a lapse. We generally require that you make the payment within 61 days after the date of the notice. This 61-day period is called the GRACE PERIOD. If we do not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate without value.

NO LAPSE PERIOD

     This Policy provides a no lapse period for the first three Policy years. As long as the no lapse period is in effect, your Policy will not lapse and no grace period will begin, even if your net surrender value is not enough to pay your monthly deduction. The no lapse period will not extend beyond the first three years as stated in your Policy. Each month we determine whether the no lapse period is still in effect.

 EARLY TERMINATION OF THE   /bullet/ The no lapse period will end IMMEDIATELY if
 NO LAPSE PERIOD                     you do not pay sufficient minimum no lapse
                                     premiums.
                            /bullet/ You must pay total premiums (minus
                                     withdrawals, loans, and any pro rata
                                     decrease charge) that equal at least:
                                     ->   your current minimum no lapse premium
                                          in effect each month, MULTIPLIED BY
                                     ->   the number of months since the Policy
                                          date (including the current month).

     You will lessen the risk of Policy lapse if you keep the no lapse period in effect. Before you take a cash withdrawal or a loan or decrease the specified amount, you should consider carefully the effect it will have on the no lapse period guarantee.

     In addition, if you increase or add a rider, you may increase the minimum
no lapse premium. See Minimum No Lapse Premium p.    for a discussion of how
the minimum no lapse premium is calculated and can change.

REINSTATEMENT

     We will reinstate a lapsed Policy for five years after the lapse (and prior to the maturity date). To reinstate the Policy you must:

     /bullet/ submit a written application for reinstatement;
     /bullet/ provide evidence of insurability satisfactory to us;
     /bullet/ make a premium payment that is large enough to cover:
              ->  three monthly deductions; and
              -> any surrender charge calculated from the Policy date to the date of reinstatement.

We will not reinstate any indebtedness. The cash value of the loan reserve on the reinstatement date will be zero. Your net surrender value on the reinstatement date will equal the premiums you pay at reinstatement, MINUS one monthly deduction and any surrender charge. The reinstatement date for your Policy will be the Monthiversary on or following the day we approve your application for reinstatement. We may decline a request for reinstatement.

FEDERAL INCOME TAX CONSIDERATIONS
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     The following summary provides a general description of the federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. THIS DISCUSSION IS NOT INTENDED AS TAX ADVICE. Please consult counsel or other qualified tax advisors for more complete information. We base this discussion on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). Federal income tax laws and the current interpretations by the IRS may change.

TAX STATUS OF THE POLICY

     A Policy must satisfy certain requirements set forth in the Internal Revenue Code (the "Code") in order to qualify as a life insurance policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, it is reasonable to conclude that a Policy issued on the basis of a standard rate class should satisfy the applicable Code requirements. Because of the absence of pertinent interpretations of the Code requirements, there is, however, some uncertainty about the application of such requirements to a Policy issued on a substandard basis. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

     In certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over those assets. Where this is the case, the policyowners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Policies, such as flexibility to allocate premiums and cash values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give you investment control over separate account assets, we reserve the right to modify the Policy as necessary to prevent you from being treated as the owner of the separate account assets supporting the Policy.

     In addition, the Code requires that the investments of the separate account be "adequately diversified" in order to treat the Policy as a life insurance policy for federal income tax purposes. We intend that the separate account, through the portfolios, will satisfy these diversification requirements.

     The following discussion assumes that the Policy will qualify as a life insurance policy for federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

     IN GENERAL. We believe that the death benefit under a Policy should be excludable from the beneficiary's gross income. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary's circumstances. A tax advisor should be consulted on these consequences.

     Generally, you will not be deemed to be in constructive receipt of the cash value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by (E.G., by assignment), a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

     MODIFIED ENDOWMENT CONTRACTS. Under the Code, certain life insurance policies are classified as "Modified Endowment Contracts" ("MECs") and receive less favorable tax treatment than other life insurance policies. Due to the Policy's flexibility, each Policy's circumstances will determine whether the Policy is classified as a MEC. Among other things, a reduction in benefits at any time could cause a Policy to become a MEC. If you do not want your Policy to be classified as a MEC, you should consult a tax advisor to determine the circumstances, if any, under which your Policy would not be classified as a MEC.

     Upon issue of your Policy, we will notify you as to whether or not your Policy is classified as a MEC based on the initial premium we receive. If your Policy is not a MEC at issue, then you will also be notified of the maximum amount of additional premiums you can pay without causing your Policy to be classified as a MEC. If a payment would cause your Policy to become a MEC, you and your agent will be notified. At that time, you will need to notify us if you want to continue your Policy as a MEC.

     DISTRIBUTIONS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as MECs are subject to the following tax rules:

     /bullet/ All distributions other than death benefits from a MEC, including distributions upon surrender and cash withdrawals, will be treated first as distributions of gain taxable as ordinary income. They will be treated as tax-free recovery of the owner's investment in the Policy only after all gain has been distributed. Your investment in the Policy is generally your total premium payments. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

     /bullet/ Loans taken from or secured by (E.G., by assignment) such a Policy are treated as distributions and taxed accordingly.

     /bullet/ A 10% additional federal income tax is imposed on the amount included in income except where the distribution or loan is made when you have attained age 59 1/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your beneficiary.

     DISTRIBUTIONS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance policy for federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

     Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. Instead, such loans are treated as indebtedness. However, the tax consequences associated with Policy loans outstanding after the first 10 Policy years are less clear and a tax advisor should be consulted about such loans.

     Finally, neither distributions from nor loans from or secured by a Policy that is not a MEC are subject to the 10% additional tax.

     INVESTMENT IN THE POLICY. Your investment in the Policy is generally the sum of the premium payments you made. When a distribution from the Policy occurs, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

     MULTIPLE POLICIES. All MECs that we issue (or that our affiliates issue) to the same owner during any calendar year are treated as one MEC for purposes of determining the amount includable in the owner's income when a taxable distribution occurs.

     DEDUCTIBILITY OF POLICY LOAN INTEREST. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

     BUSINESS USES OF THE POLICY. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax advisor as to tax attributes of the arrangement. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax advisor.

     LIVING BENEFIT RIDER (AN ACCELERATED DEATH BENEFIT). We believe that the single-sum payment we make under this rider should be fully excludable from the gross income of the beneficiary, as long as the beneficiary is an insured under the Policy. You should consult a tax advisor about the consequences of adding this rider to your Policy, or requesting a single-sum payment.

     POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always a possibility that the tax treatment of the Policies could change by legislation or otherwise. You should consult a tax advisor with respect to legislative developments and their effect on the Policy.

SPECIAL RULES FOR 403(b) ARRANGEMENTS

     If this Policy is purchased by public school systems and certain tax-exempt organizations for their employees, then the federal, state and estate tax consequences could differ from those stated in this prospectus. A competent tax advisor should be consulted in connection with such purchase.

     Certain restrictions apply. The Policy must be purchased in connection with a tax-sheltered annuity described in Section 403(b) of the Code. Premiums, distributions, and other transactions in connection with the Policy must be administered in coordination with the Section 403(b) annuity.

     The amount of life insurance that may be purchased on behalf of a participant in a 403(b) plan is limited. The current cost of insurance for the net amount at risk is treated under the Code as a "current fringe benefit" and must be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually.

     If the plan participant dies while covered by the 403(b) plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy.

     Policies owned under these types of plans may be subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), which may impose additional requirements on Policy loans and other Policy provisions. Plan loans must also satisfy tax requirements in order to be treated as non-taxable. Plan loan requirements and provisions may differ from the Policy loan provisions stated in the prospectus. You should consult a qualified advisor regarding ERISA.

OTHER POLICY INFORMATION
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OUR RIGHT TO CONTEST THE POLICY

     In issuing this Policy, we rely on all statements made by or for the insured in the application or in a supplemental application. Therefore, if you make any material misrepresentation of a fact in the application (or any supplemental application), then we may contest the Policy's validity or may resist a claim under the Policy.

     In the absence of fraud, we cannot bring any legal action to contest the validity of the Policy after the Policy has been in force during the insured's lifetime for two years from the Policy date, or if reinstated, for two years from the date of reinstatement.

SUICIDE EXCLUSION

     If the insured commits suicide, while sane or insane, within two years of the Policy date (or two years from the reinstatement date, if the Policy lapses and is reinstated), then the Policy will terminate and our liability is limited to an amount equal to the total premiums paid, less any loans, and less any cash withdrawals. We will pay this amount to the beneficiary in one sum. If the insured commits suicide within two years of the reinstatement date or the date of any increase in insurance, our total liability with respect to such reinstatement or increase will be the cost of insurance charges we deducted.

MISSTATEMENT OF AGE OR GENDER

     If the age or gender of the insured was stated incorrectly in the application or any supplemental application, then the death benefit will be adjusted based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on the insured's correct age and gender.

MODIFYING THE POLICY

     Only our President or Secretary may modify this Policy or waive any of our rights or requirements under this Policy. Any modification or waiver must be in writing. No agent may bind us by making any promise not contained in this Policy.

     If we modify the Policy, we will provide you notice and we will make appropriate endorsements to the Policy.

BENEFITS AT MATURITY

     If the insured is living and the Policy is in force, the Policy will mature on the Policy anniversary nearest the insured's 100th birthday. This is the maturity date. On the maturity date we will pay you the net surrender value of your Policy. We will extend the maturity date if your Policy is still in force on the maturity date. Any riders in force on the scheduled maturity date will terminate on that date and will not be extended. Interest on any outstanding Policy loans will continue to accrue during the period for which the maturity date is extended. You must submit a written request for the extension between 90 and 180 days prior to the maturity date and elect one of the following:

     1. If you had previously selected death benefit Option B, we will change the death benefit to Option A. On each valuation date, we will adjust the specified amount to equal the cash value, and the limitation percentage will be 100%. We will not permit you to make additional premium payments. We will waive all future monthly deductions; or

     2. We will automatically extend the maturity date until the next Policy anniversary. You must submit a written request, between 90 and 180 days before each subsequent Policy anniversary, stating that you wish to extend the maturity date for another Policy year. All benefits and charges will continue as set forth in your Policy. We will adjust the annual cost of insurance rates using the then current cost of insurance rates.

     If you choose 2 above, you may change your election to 1 above at any time. However, if you choose 1 above, then you may not change your election to 2 above.

     The tax consequences of extending the maturity date beyond the 100th birthday of the insured are uncertain. You should consult a tax advisor as to those consequences.

PAYMENTS WE MAKE

     We usually pay the amounts of any surrender, cash withdrawal, death benefit proceeds, or settlement options within seven business days after we receive all applicable written notices and/or due proofs of death. However, we can postpone such payments if:

     /bullet/ the NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the SEC; OR
     /bullet/ the SEC permits, by an order, the postponement for the protection of policyowners; OR

     /bullet/ the SEC determines that an emergency exists that would make the disposal of securities held in the separate account or the determination of their value not reasonably practicable.

     If you have submitted a recent check or draft, we have the right to defer payment of surrenders, cash withdrawals, death benefit proceeds, or payments under a settlement option until such check or draft has been honored. We also reserve the right to defer payment of transfers, cash withdrawals, or surrenders from the fixed account for up to six months.

SETTLEMENT OPTIONS

     If you surrender the Policy, or if the Policy matures, you may elect to receive the net surrender value in either a lump sum or as a series of regular income payments under one of the three settlement options described below. In either event, life insurance coverage ends. Also, when the insured dies, the beneficiary may apply the lump sum death benefit proceeds to one of the same settlement options. If the regular payment under a settlement option would be less than $20, we will instead pay the proceeds in one lump sum. We may make other settlement options available in the future.

     Once we begin making payments under a settlement option, you or the beneficiary will no longer have any value in the subaccounts or the fixed account. Instead, the only entitlement will be the amount of the regular payment for the period selected under the terms of the settlement option chosen. Depending upon the circumstances, the effective date of a settlement option is the surrender date, the maturity date or the insured's date of death.

     Under any settlement option, the dollar amount of each payment will depend on three things:

     /bullet/ the amount of the surrender or death benefit proceeds on the surrender date, maturity date or insured's date of death;

     /bullet/ the interest rate we credit on those amounts (we guarantee a minimum annual interest rate of 3.0%);

     /bullet/  the mortality tables we use; and

     /bullet/  the specific payment option(s) you choose.

 OPTION 1 - EQUAL     /bullet/ We will pay the proceeds, plus interest, in equal
 MONTHLY INSTALLMENTS          monthly installments for a fixed period of your
 FOR A FIXED PERIOD            choice, but not longer than 240 months.
                      /bullet/ We will stop making payments once we have made
                               all the payments for the period selected.

 OPTION 2 - EQUAL           At your or the beneficiary's direction, we will make
 MONTHLY INSTALLMENTS       equal monthly installments:
 FOR LIFE (LIFE INCOME)     /bullet/  only for the life of the payee, at the end
                                      of which payments will end; or
                            /bullet/  for the longer of the payee's life, or for
                                      10 years if the payee dies before the end of the first 10 years of payments; or
                            /bullet/  until the total amount of all payments
                                      we have made equals the proceeds that were applied to the settlement option.

 OPTION 3 - EQUAL           /bullet/  We will make equal monthly payments during
 MONTHLY INSTALLMENTS FOR             the joint lifetime of two persons, first
 THE LIFE OF THE PAYEE AND            to a chosen payee, and then to a co-payee,
 THEN TO A DESIGNATED                 if living, upon the death of the payee.
 SURVIVOR (JOINT AND        /bullet/  Payments to the co-payee, if living, upon
 SURVIVOR)                            the payee's death will equal either:
                                      ->  the full amount made to the payee
                                          before the payee's death; or
                                      ->  two-thirds of the amount paid to the
                                          payee before the payee's death. All
                                          payments will cease upon the death of
                                          the co-payee.

REPORTS TO OWNERS

     At least once each year, or more often as required by law, we will mail to policyowners at their last known address a report showing the following information as of the end of the report period:

/checkmark/      the current cash value              /checkmark/      any activity since the last report
/checkmark/      the current net surrender value     /checkmark/      projected values
/checkmark/      the current death benefit           /checkmark/      investment experience of each subaccount
/checkmark/      any outstanding loans               /checkmark/      any other information required by law

     You may request additional copies of reports, but we may charge a fee for such additional copies. In addition, we will send written confirmations of any premium payments and other financial transactions you request. We also will send copies of the annual and semi-annual report to shareholders for each portfolio in which you are indirectly invested.

RECORDS

     We will maintain all records relating to the separate account and the fixed account.

POLICY TERMINATION

     Your Policy will terminate on the earliest of:

     /bullet/     the maturity date;             /bullet/     the end of the grace period; or
     /bullet/     the date the insured dies;     /bullet/     the date the Policy is
                                                              surrendered.

SUPPLEMENTAL BENEFITS (RIDERS)
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     The following supplemental benefits (riders) are available and may be added to a Policy. Monthly charges for these riders are deducted from cash value as part of the monthly deduction. The riders available with the Policy provide fixed benefits that do not vary with the investment experience of the separate account. For purposes of the riders, the primary insured is the person insured under the Policy, and the face amount is the level term insurance amount we pay at death.

CHILDREN'S INSURANCE RIDER

     This rider provides a face amount on the primary insured's children. We will pay a death benefit once we receive proof that the insured child died while both the rider and coverage were in force for that child. If the primary insured dies while the rider is in force, we will terminate the rider 31 days after the death, and we will offer a separate life insurance policy to each insured child.

ACCIDENTAL DEATH BENEFIT RIDER

     Subject to certain limitations, we will pay a face amount if the primary insured's death results solely from accidental bodily injury where:

     /bullet/  the death is caused by external, violent, and accidental means;

     /bullet/  the death occurs within 90 days of the accident; and

     /bullet/  the death occurs while the rider is in force.

The rider will terminate on the earliest of:

     /bullet/ the Policy anniversary nearest the primary insured's 70th birthday;

     /bullet/  the date the Policy terminates; or

     /bullet/  the Monthiversary when the rider terminates at your request.

OTHER INSURED RIDER

     We will pay the rider's face amount when we receive proof of the other insured's death. On any Monthiversary while the rider is in force, you may replace it with a new Policy on the other insured's life (without evidence of insurability).

 CONDITIONS TO     /bullet/  your request must be in writing;
 REPLACE THE       /bullet/  the rider has not reached the anniversary nearest
 RIDER:                      to the other insured's 70th birthday;
                   /bullet/  the new policy is any permanent insurance policy that we currently offer; /bullet/ subject to the minimum specified amount required for the new policy, the amount of the insurance under the new policy will equal the face amount then in force under the rider; and
                   /bullet/  we will base your premium on the other insured's rate class under the rider.

DISABILITY WAIVER RIDER

     Subject to certain conditions, we will waive the Policy's monthly deductions while you are disabled. We must receive proof that:

     /bullet/  you are totally disabled;

     /bullet/  the rider was in force when you became disabled;

     /bullet/ you became disabled before the anniversary nearest your 60th birthday; and

     /bullet/  you are continuously disabled for at least six months.

We will not waive any deduction which becomes due more than one year before we receive written notice of your claim.

DISABILITY WAIVER AND INCOME RIDER

     This rider has the same benefits as the Disability Waiver Rider, but adds a monthly income benefit for up to 120 months.

PRIMARY INSURED RIDER ("PIR") AND PRIMARY INSURED RIDER PLUS ("PIR PLUS")

     Under the PIR and the PIR Plus, we provide term insurance coverage on a different basis from the coverage in your Policy. You may purchase the PIR and PIR Plus anytime.


 FEATURES OF     /bullet/  the rider increases the Policy's death benefit by the
 PIR AND PIR               rider's face amount;
 PLUS:           /bullet/  the PIR terminates when the insured turns 95, and the
                           PIR Plus terminates when the insured turns 90;
                 /bullet/  we do not assess any additional surrender charge for
                           PIR and PIR Plus;

                 /bullet/ generally PIR and PIR Plus coverage costs less than the insurance coverage under the Policy, but has no cash value;
                 /bullet/ you may cancel or reduce your rider coverage without decreasing your Policy's specified amount; and
                 /bullet/ you may generally decrease your specified amount without reducing your rider coverage.

     It may cost you less to reduce your PIR or PIR Plus coverage than to decrease your specified amount, because we do not deduct a surrender charge in connection with your PIR or PIR Plus rider. However, it may cost you more to keep a higher specified amount, because the specified amount may have a cost of insurance that is higher than the cost of the same amount of coverage under your PIR or PIR Plus.

     You should consult your registered representative to determine if you would benefit from PIR or PIR Plus. We may discontinue offering PIR or PIR Plus at any time. We may also modify the terms of these riders for new Policies.

LIVING BENEFIT RIDER (AN ACCELERATED DEATH BENEFIT)

     This rider allows us to pay all or a portion of the death benefit once we receive satisfactory proof that the insured is ill and has a life expectancy of one year or less. A doctor must certify the insured's life expectancy.

     We will pay a "single-sum benefit" equal to:

     /bullet/ the death benefit on the date we pay the single-sum benefit; MULTIPLIED BY
     /bullet/ the election percentage of the death benefit you elect to receive; DIVIDED BY
     /bullet/ 1 + i ("i"equals the current yield on 90-day Treasury bills or the Policy loan interest rate, whichever is greater); MINUS
     /bullet/ any indebtedness at the time we pay the single-sum benefit, multiplied by the election percentage.

     The maximum terminal illness death benefit we will pay is equal to:

     /bullet/ the death benefit available under the Policy at the insured's death; PLUS
     /bullet/ the benefit available under any PIR or PIR Plus rider in force. /bullet/ a single-sum benefit may not be greater than $500,000.

     The election percentage is a percentage that you select. It may not be greater than 100% of your Policy's death benefit under the rider.

     We will not pay a benefit under the rider if the insured's terminal condition results from self-inflicted injuries which occur during the period specified in your Policy's suicide provision.

     The rider terminates at the earliest of:

     /bullet/  the date the Policy terminates;

     /bullet/  the date a settlement option takes effect;

     /bullet/  the date we pay a single-sum benefit; or

     /bullet/  the date you terminate the rider.

     We do not charge for this rider. This rider may not be available in all states, or its terms may vary depending on a state's insurance law requirements.


IMSA
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     In recent years, the insurance industry has recognized the need to develop specific principles and practices to help maintain the highest standards of marketplace behavior and enhance credibility with consumers. As a result, the industry established the Insurance Marketplace Standards Association ("IMSA").

     As an IMSA member, we agree to follow a set of standards in our advertising, sales and service for individual life insurance and annuity products. The IMSA logo, which you will see on our advertising and promotional materials, demonstrates that we take our commitment to ethical conduct seriously.

PERFORMANCE DATA
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RATES OF RETURN

     This section shows the historical investment experience of the portfolios based on the portfolios' historical investment experience. This information does not represent or project future investment performance.

     We base the rates of return that we show below on each portfolio's actual investment performance. We deduct investment management fees and direct fund expenses. The rates are actual average annual compounded rates of return for the periods ended on December 31, 1999.

     These rates of return do not reflect any charges that are deducted under the Policy or from the separate account (such as the annual mortality and expense risk charge, the monthly deduction, or the surrender charge). IF THESE CHARGES WERE DEDUCTED, PERFORMANCE WOULD BE LOWER. These rates of return are not estimates, projections or guarantees of future performance.

                   AVERAGE ANNUAL COMPOUNDED RATES OF RETURN
                   FOR THE PERIODS ENDED ON DECEMBER 31, 1999


                                                    10 YEARS OR                                  INCEPTION
FUND PORTFOLIO                                       INCEPTION       5 YEARS      1 YEAR           DATE
--------------                                      -----------      -------      ------         ---------
WRL SERIES FUND, INC.
WRL Alger Aggressive Growth ....................             %                        %           03/01/94
WRL VKAM Emerging Growth .......................             %            %           %           03/01/93
WRL Janus Growth ...............................             %*           %           %           10/02/86
WRL Janus Global ...............................             %            %           %           12/03/92
WRL AEGON Bond .................................             %*           %           %           10/02/86
WRL LKCM Strategic Total Return ................             %            %           %           03/01/93
WRL Federated Growth & Income ..................             %            %           %           03/01/94
WRL J.P. Morgan Money Market ...................             %*           %           %           10/02/86
WRL Dean Asset Allocation ......................             %         N/A            %           01/03/95
WRL GE U.S. Equity .............................             %         N/A            %           01/02/97
WRL Third Avenue Value .........................             %         N/A            %           01/02/98
WRL J.P. Morgan Real Estate Securities .........             %         N/A                        05/01/98
WRL AEGON Balanced .............................             %            %           %           03/01/94
WRL NWQ Value Equity ...........................             %         N/A            %           05/01/96
WRL C.A.S.E. Growth ............................             %         N/A            %           05/01/95
WRL GE/Scottish Equitable
 International Equity ..........................             %         N/A            %           01/02/97
WRL Goldman Sachs Growth .......................             %         N/A         N/A            05/03/99
WRL Goldman Sachs Small Cap ....................             %         N/A         N/A            05/03/99
WRL T. Rowe Price Dividend Growth ..............             %         N/A         N/A            05/03/99
WRL T. Rowe Price Small Cap ....................             %         N/A         N/A            05/03/99
WRL Salomon All Cap ............................             %         N/A         N/A            05/03/99
WRL Pilgrim Baxter Mid Cap Growth ..............             %         N/A         N/A            05/03/99
WRL Dreyfus Mid Cap ............................             %         N/A         N/A            05/03/99

TRANSAMERICA VARIABLE INSURANCE FUND, INC.
Transamerica VIF Growth Portfolio ..............             %*           %           %           11/01/96**

 * This percentage represents ten year performance data, rather than data since portfolio inception.
** This portfolio is the successor to Transamerica's Separate Account Fund C, a registered management investment company, through a reorganization on November 1, 1996. Performance prior to this date is Transamerica's Separate Account Fund C performance.

     Additional information regarding the investment performance of the portfolios appears in the attached fund prospectuses.

HYPOTHETICAL ILLUSTRATIONS BASED ON ADJUSTED PORTFOLIO PERFORMANCE

     This section contains hypothetical illustrations of Policy values based on the adjusted historical experience of the portfolios. We started selling the Policies in 2000. The separate account was established in June 1996 and will commence operations in May, 2000. The portfolios commenced operations before the separate account. The rates of return below show the adjusted actual investment experience of each portfolio for the periods shown. The illustrations of cash values and net surrender values below depict these Policy values as if you had purchased the Policy on the last valuation date prior to January 1 of the year after the portfolio began operations and had selected death benefit Option A. The illustrations are based on the historical investment experience of the portfolio indicated as of the last valuation date prior to January 1 of the year after the portfolio began operations. WE ASSUMED THE RATE OF RETURN FOR EACH PORTFOLIO IN EACH CALENDAR YEAR TO BE UNIFORMLY EARNED THROUGHOUT THE YEAR; HOWEVER, THE PORTFOLIO'S ACTUAL PERFORMANCE DID AND WILL VARY THROUGHOUT THE YEAR.

     In order to demonstrate how the actual investment experience of the portfolios could have affected the Option A death benefit, cash value and net surrender value of the Policy, we provide hypothetical illustrations for a hypothetical insured. THESE HYPOTHETICAL ILLUSTRATIONS ARE DESIGNED TO SHOW THE PERFORMANCE THAT COULD HAVE RESULTED IF THE HYPOTHETICAL INSURED HAD HELD THE POLICY DURING THE PERIOD ILLUSTRATED. These illustrations do not represent what may happen in the future.

     The amounts we show for death benefits, cash values, and net surrender values take into account all charges and deductions from the Policy, the separate account, and the portfolios. For each portfolio, we base one illustration on the guaranteed cost of insurance rates and one on the current cost of insurance rates for a hypothetical male insured age 35. The insured's age, gender and rate class, amount and timing of premium payments, cash withdrawals, and loans would affect individual Policy benefits.

     For each portfolio, the illustrations below assume death benefit Option A was selected based on annual premiums of $5,500 and a specified amount of $500,000 for a male age 35, and an ultimate select, non-tobacco use rate class.

The following example shows how the hypothetical net return of the WRL Alger Aggressive Growth portfolio would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1995. This example assumes that premiums and cash values were in the portfolio for the entire period and that the values were determined on each Policy anniversary thereafter.


                          WRL ALGER AGGRESSIVE GROWTH
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Ultimate Select, Non-Tobacco Use Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates


                                                   Cash Value            Net Surrender Value
                                            ------------------------   -----------------------
Last valuation date prior to January 1:      Current     Guaranteed     Current     Guaranteed
-----------------------------------------   ---------   ------------   ---------   -----------
1996 ....................................    $ 6,543       $ 6,543      $ 2,669      $ 2,669
1997* ...................................     12,306        12,214        7,971        7,879
1998* ...................................     20,970        20,732       16,173       15,935
1999* ...................................     37,942        37,417       32,682       32,158
2000* ...................................
                                             -------       -------      -------      -------

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

The following example shows how the hypothetical net return of the WRL VKAM Emerging Growth portfolio would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1994. This example assumes that the premiums and cash values were in the portfolio for the entire period and that the values were determined on each Policy anniversary thereafter.

                           WRL VKAM EMERGING GROWTH
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Ultimate Select, Non-Tobacco Use Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates



                                                   Cash Value            Net Surrender Value
                                            ------------------------   -----------------------
Last valuation date prior to January 1:      Current     Guaranteed     Current     Guaranteed
-----------------------------------------   ---------   ------------   ---------   -----------
1995 ....................................    $ 4,261       $ 4,261      $   388      $   388
1996* ...................................     13,170        13,062        8,835        8,727
1997* ...................................     21,065        20,816       16,268       16,019
1998* ...................................     31,022        30,566       25,763       25,306
1999* ...................................     48,644        47,848       42,923       42,127
2000* ...................................
                                             -------       -------      -------      -------

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.


The following example shows how the hypothetical net return of the WRL Janus Growth portfolio would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1987. This example assumes that the premiums and cash values were in the portfolio for the entire period and that the values were determined on each Policy anniversary thereafter.

                               WRL JANUS GROWTH
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Ultimate Select, Non-Tobacco Use Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates



                                                   Cash Value             Net Surrender Value
                                            -------------------------   ------------------------
Last valuation date prior to January 1:       Current     Guaranteed      Current     Guaranteed
-----------------------------------------   ----------   ------------   ----------   -----------
1988 ....................................    $  5,176      $  5,176      $  1,303     $  1,303
1989* ...................................      11,637        11,541         7,302        7,206
1990* ...................................      23,923        23,647        19,126       18,850
1991* ...................................      28,240        27,826        22,981       22,567
1992* ...................................      52,271        51,245        46,550       45,703
1993* ...................................      57,670        56,658        51,487       50,475
1994* ...................................      64,095        62,885        57,449       56,240
1995* ...................................      62,252        60,986        55,145       53,879
1996* ...................................      97,389        95,378        89,820       87,808
1997* ...................................     119,030       116,552       110,999      108,521
1998* ...................................     143,738       140,771       136,944      133,976
1999* ...................................     241,766       236,825       236,393      231,452
2000* ...................................
                                             --------      --------      --------     --------

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

The following example shows how the hypothetical net return of the WRL Janus Global portfolio would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1993. This example assumes that the premiums and cash values were in the portfolio for the entire period and that the values were determined on each Policy anniversary thereafter.

                               WRL JANUS GLOBAL
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Ultimate Select, Non-Tobacco Use Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates



                                                   Cash Value            Net Surrender Value
                                            ------------------------   -----------------------
Last valuation date prior to January 1:      Current     Guaranteed     Current     Guaranteed
-----------------------------------------   ---------   ------------   ---------   -----------
1994 ....................................    $ 6,392       $ 6,392      $ 2,519      $ 2,519
1995* ...................................     10,983        10,896        6,648        6,560
1996* ...................................     19,149        18,918       14,352       14,121
1997* ...................................     30,221        29,768       24,962       24,508
1998* ...................................     41,054        40,358       35,333       34,637
1999* ...................................     58,909        57,835       52,726       51,651
2000* ...................................
                                             -------       -------      -------      -------

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.


The following example shows how the hypothetical net return of the WRL AEGON Bond portfolio would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1987. This example assumes that the premium and cash values were in the portfolio for the entire period and that the values were determined on each Policy anniversary thereafter.

                                WRL AEGON BOND
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Ultimate Select, Non-Tobacco Use Class)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates


                                                   Cash Value            Net Surrender Value
                                            ------------------------   -----------------------
Last valuation date prior to January 1:      Current     Guaranteed     Current     Guaranteed
-----------------------------------------   ---------   ------------   ---------   -----------
1988 ....................................    $ 4,346       $ 4,346      $   473      $   473
1989* ...................................      9,644         9,552        5,308        5,217
1990* ...................................     16,287        16,064       11,490       11,267
1991* ...................................     22,036        21,653       16,776       16,394
1992* ...................................     31,431        30,815       25,710       25,093
1993* ...................................     38,094        37,279       31,911       31,096
1994* ...................................     47,904        46,807       41,259       40,161
1995* ...................................     48,227        47,041       41,120       39,934
1996* ...................................     64,163        62,561       56,594       54,991
1997* ...................................     67,880        66,164       59,848       58,133
1998* ...................................     77,932        75,990       71,137       69,196
1999* ...................................     88,869        86,668       83,496       81,294
2000* ...................................
                                             -------       -------      -------      -------

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

The following example shows how the hypothetical net return of the WRL LKCM Strategic Total Return portfolio would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1994. This example assumes that premiums and cash values were in the portfolio for the entire period and that the values were determined on each Policy anniversary thereafter.


                        WRL LKCM STRATEGIC TOTAL RETURN
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Ultimate Select, Non-Tobacco Use Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates


                                                   Cash Value            Net Surrender Value
                                            ------------------------   -----------------------
Last valuation date prior to January 1:      Current     Guaranteed     Current     Guaranteed
-----------------------------------------   ---------   ------------   ---------   -----------
1995 ....................................    $ 4,603       $ 4,603      $   729      $   729
1996* ...................................     11,541        11,443        7,206        7,107
1997* ...................................     18,505        18,273       13,708       13,476
1998* ...................................     28,028        27,590       22,768       22,330
1999* ...................................     35,481        34,848       29,759       29,127
2000* ...................................
                                             -------       -------      -------      -------

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.



The following example shows how the hypothetical net return of the WRL Federated Growth & Income portfolio would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1995. This example assumes that premiums and cash values were in the portfolio for the entire period and that the values were determined on each Policy anniversary thereafter.


                         WRL FEDERATED GROWTH & INCOME
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Ultimate Select, Non-Tobacco Use Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates



                                                   Cash Value            Net Surrender Value
                                            ------------------------   -----------------------
Last valuation date prior to January 1:      Current     Guaranteed     Current     Guaranteed
-----------------------------------------   ---------   ------------   ---------   -----------
1996 ....................................    $ 5,898       $ 5,898      $ 2,025      $ 2,025
1997* ...................................     11,729        11,636        7,393        7,301
1998* ...................................     20,325        20,086       15,528       15,289
1999* ...................................     25,499        25,110       20,239       19,851
2000* ...................................
                                             -------       -------      -------      -------

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

The following example shows how the hypothetical net return of the WRL J.P. Morgan Money Market portfolio would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1987. This example assumes that premiums and cash values were in the portfolio for the entire period and that the values were determined on each Policy anniversary thereafter.

                         WRL J.P. MORGAN MONEY MARKET
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Ultimate Select, Non-Tobacco Use Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates


                                                   Cash Value            Net Surrender Value
                                            ------------------------   -----------------------
Last valuation date prior to January 1:      Current     Guaranteed     Current     Guaranteed
-----------------------------------------   ---------   ------------   ---------   -----------
1988 ....................................    $ 4,858       $ 4,858      $   985      $   985
1989* ...................................      9,999         9,908        5,663        5,573
1990* ...................................     15,712        15,500       10,915       10,702
1991* ...................................     21,612        21,238       16,353       15,979
1992* ...................................     27,339        26,793       21,617       21,072
1993* ...................................     32,548        31,830       26,365       25,647
1994* ...................................     37,594        36,691       30,949       30,045
1995* ...................................     43,076        41,962       35,969       34,855
1996* ...................................     43,076        41,962       35,969       34,855
1997* ...................................     55,920        54,526       47,889       46,395
1998* ...................................     62,590        60,947       55,796       54,152
1999* ...................................     69,476        67,663       64,103       62,290
2000* ...................................
                                             -------       -------      -------      -------

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.


The following example shows how the hypothetical net return of the WRL Dean Asset Allocation portfolio would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1995. This example assumes that the premium and cash values were in the portfolio for the entire period and that the values were determined on each Policy anniversary thereafter.

                           WRL DEAN ASSET ALLOCATION
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Ultimate Select, Non-Tobacco Use Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates


                                                   Cash Value            Net Surrender Value
                                            ------------------------   -----------------------
Last valuation date prior to January 1:      Current     Guaranteed     Current     Guaranteed
-----------------------------------------   ---------   ------------   ---------   -----------
1996 ....................................    $ 5,638       $ 5,638      $ 1,765      $ 1,765
1997* ...................................     11,735        11,641        7,400        7,306
1998* ...................................     18,990        18,762       14,193       13,964
1999* ...................................     25,393        24,999       20,134       19,740
2000* ...................................
                                             -------       -------      -------      -------

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

The following example shows how the hypothetical net return of the WRL GE U.S. Equity portfolio would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1997. This example assumes that the premiums and cash values were in the portfolio for the entire period and that the values were determined on each Policy anniversary thereafter.


                              WRL GE U.S. EQUITY
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Ultimate Select, Non-Tobacco Use Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates



                                                   Cash Value            Net Surrender Value
                                            ------------------------   -----------------------
Last valuation date prior to January 1:      Current     Guaranteed     Current     Guaranteed
-----------------------------------------   ---------   ------------   ---------   -----------
1998 ....................................    $ 5,987       $ 5,987      $2,114        $2,114
1999* ...................................     13,058        12,960       8,722         8,625
2000* ...................................
                                             -------       -------      -------      -------

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.



The following example shows how the hypothetical net return of the WRL Third Avenue Value portfolio would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1998. This example assumes that the premium and cash values were in the portfolio for the entire period and that the values were determined on each Policy anniversary thereafter.


                            WRL THIRD AVENUE VALUE
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Ultimate Select, Non-Tobacco Use Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates



                                                   Cash Value            Net Surrender Value
                                            ------------------------   -----------------------
Last valuation date prior to January 1:      Current     Guaranteed     Current     Guaranteed
-----------------------------------------   ---------   ------------   ---------   -----------
1999 ....................................   $4,287      $4,287         $414        $414
2000* ...................................
                                            ------      ------         ----        ----

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

The following example shows how the hypothetical net return of the WRL J.P. Morgan Real Estate Securities portfolio would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1999. This example assumes that the premium and cash values were in the portfolio for the entire period and that the values were determined on each Policy anniversary thereafter.


                      J.P. MORGAN REAL ESTATE SECURITIES
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Ultimate Select, Non-Tobacco Use Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates


                                                   Cash Value            Net Surrender Value
                                            ------------------------   -----------------------
Last valuation date prior to January 1:      Current     Guaranteed     Current     Guaranteed
-----------------------------------------   ---------   ------------   ---------   -----------
2000 ....................................
                                            ---------   ------------   ---------   -----------

The following example shows how the hypothetical net return of the WRL AEGON Balanced portfolio would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1995. This example assumes that premiums and cash values were in the portfolio for the entire period and that the values were determined on each Policy anniversary thereafter.

                              WRL AEGON BALANCED
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Ultimate Select, Non-Tobacco Use Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates


                                                   Cash Value            Net Surrender Value
                                            ------------------------   -----------------------
Last valuation date prior to January 1:      Current     Guaranteed     Current     Guaranteed
-----------------------------------------   ---------   ------------   ---------   -----------
1996 ....................................    $ 5,624       $ 5,624      $ 1,750      $ 1,750
1997* ...................................     11,326        11,234        6,991        6,899
1998* ...................................     18,600        18,373       13,803       13,575
1999* ...................................     24,645        24,256       19,386       18,997
2000* ...................................
                                             -------       -------      -------      -------

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

The following example shows how the hypothetical net return of the WRL NWQ Value Equity portfolio would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1997. This example assumes that premiums and cash values were in the portfolio for the entire period and that the values were determined on each Policy anniversary thereafter.


                             WRL NWQ VALUE EQUITY
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Ultimate Select, Non-Tobacco Use Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates


                                                   Cash Value            Net Surrender Value
                                            ------------------------   -----------------------
Last valuation date prior to January 1:      Current     Guaranteed     Current     Guaranteed
-----------------------------------------   ---------   ------------   ---------   -----------
1998 ....................................    $5,887        $5,887       $2,014        $2,014
1999* ...................................     9,935         9,850        5,600         5,514
2000* ...................................
                                             ------        ------       ------        ------

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.


The following example shows how the hypothetical net return of the WRL C.A.S.E. Growth portfolio would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1996. This example assumes that premiums and cash values were in the portfolio for the entire period and that the values were determined on each Policy anniversary thereafter.


                              WRL C.A.S.E. GROWTH
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Ultimate Select, Non-Tobacco Use Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates


                                                   Cash Value            Net Surrender Value
                                            ------------------------   -----------------------
Last valuation date prior to January 1:      Current     Guaranteed     Current     Guaranteed
-----------------------------------------   ---------   ------------   ---------   -----------
1997 ....................................    $ 5,508       $ 5,508      $ 1,634      $ 1,634
1998* ...................................     11,651        11,556        7,315        7,221
1999* ...................................     16,554        16,346       11,757       11,549
2000* ...................................
                                             -------       -------      -------      -------

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

The following example shows how the hypothetical net return of the WRL GE/Scottish Equitable International Equity portfolio would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1997. This example assumes that premiums and cash values were in the portfolio for the entire period and that the values were determined on each Policy anniversary thereafter.


                 WRL GE/SCOTTISH EQUITABLE INTERNATIONAL EQUITY
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Ultimate Select, Non-Tobacco Use Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                   Cash Value            Net Surrender Value
                                            ------------------------   -----------------------
Last valuation date prior to January 1:      Current     Guaranteed     Current     Guaranteed
-----------------------------------------   ---------   ------------   ---------   -----------
1998 ....................................    $ 5,005       $ 5,005      $1,132        $1,132
1999* ...................................     10,859        10,766       6,524         6,431
2000* ...................................
                                             -------       -------      ------        ------

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.



The following example shows how the hypothetical net return of the Transamerica VIF Growth Portfolio would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1997. This example assumes that net premiums and cash values were in the portfolio for the entire period and that the valued were determined on each Policy anniversary thereafter.


                       TRANSAMERICA VIF GROWTH PORTFOLIO
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Ultimate Select, Non-Tobacco Use Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates


                                                   Cash Value            Net Surrender Value
                                            ------------------------   -----------------------
Last valuation date prior to January 1:      Current     Guaranteed     Current     Guaranteed
-----------------------------------------   ---------   ------------   ---------   -----------
1998 ....................................
1999* ...................................
2000* ...................................
                                            ---------   ------------   ---------   -----------

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.



     Because the WRL Goldman Sachs Small Cap, WRL Goldman Sachs Growth, WRL T. Rowe Price Dividend Growth, WRL T. Rowe Price Small Cap, WRL Salomon All Cap, WRL Pilgrim Baxter Mid Cap Growth and WRL Dreyfus Mid Cap portfolios did not commence operations until May 3, 1999, there are no hypothetical illustrations for these portfolios.

OTHER PERFORMANCE DATA IN ADVERTISING SALES LITERATURE

     We may compare each subaccount's performance to the performance of:

     /bullet/  other variable life issuers in general;
     /bullet/ variable life insurance policies which invest in mutual funds with similar investment objectives and policies, as reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar, Inc. ("Morningstar"); and other services, companies, individuals, or industry or financial publications (E.G., FORBES, MONEY, THE WALL STREET JOURNAL, BUSINESS WEEK, BARRON'S, KIPLINGER'S PERSONAL FINANCE, and FORTUNE);
               ->   Lipper and Morningstar rank variable annuity contracts and variable life policies. Their performance analysis ranks
                    such policies and contracts on the basis of total return,
                    and assumes reinvestment of distributions; but it does not show sales charges, redemption fees or certain expense
                    deductions at the separate account level.
     /bullet/ the Standard & Poor's Index of 500 Common Stocks, or other widely recognized indices;
               ->   unmanaged indices may assume the reinvestment of dividends, but usually do not reflect deductions for the expenses of
                    operating or managing an investment portfolio; or
     /bullet/  other types of investments, such as:
               ->   certificates of deposit;
               ->   savings accounts and U.S. Treasuries;
               ->   certain interest rate and inflation indices (E.G., the
                    Consumer Price Index); or
               ->   indices measuring the performance of a defined group of
                    securities recognized by investors as representing a particular segment of the securities markets (E.G., Donoghue
                    Money Market Institutional Average, Lehman Brothers
                    Corporate Bond Index, or Lehman Brothers Government Bond
                    Index).

TRANSAMERICA'S PUBLISHED RATINGS

     We may publish in advertisements, sales literature, or reports we send to you the ratings and other information that an independent ratings organization assigns to us. These organizations include: A.M. Best Company, Moody's Investors Service, Inc., Standard & Poor's Insurance Rating Services, and Duff & Phelps Credit Rating Co. These ratings are opinions regarding an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. These ratings do not apply to the separate account, the subaccounts, the funds or their portfolios, or to their performance.

ADDITIONAL INFORMATION
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SALE OF THE POLICIES

     The Policy will be sold by individuals who are licensed as our life insurance agents and who are also registered representatives of broker-dealers having written sales agreements for the Policy with AFSG Securities Corporation ("AFSG"), the principal underwriter of the Policy. AFSG is located at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499. AFSG is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. The sales commission payable to Western Reserve agents or other registered representatives may vary with the sales agreement, but it is not expected to be greater than:

   /bullet/ 65% of all premiums you make during the first Policy year, PLUS /bullet/ 2% of all premiums you make during Policy years 2 through 10.

We will pay an additional sales commission of up to 0.15% of the Policy's cash value on the fifth Policy anniversary and each anniversary thereafter where the cash value (minus amounts attributable to loans) equals at least $10,000. Certain production, persistency and managerial bonuses may also be paid.

LEGAL MATTERS

     Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities laws. The organization of Transamerica, its authority to issue the Policy and the validity of the Policy form have been passed upon by James W. Dederer, General Counsel and Secretary of Transamerica.

LEGAL PROCEEDINGS

     There is no pending material legal proceeding affecting the separate account. Transamerica is involved in various kinds of routine litigation which, in management's judgment, are not of material importance to Transamerica's assets, AFSG or the separate account.

VARIATIONS IN POLICY PROVISIONS

     Certain provisions of the Policy may vary from the descriptions in this prospectus depending on when and where the Policy was issued, in order to comply with different state laws. These variations may include restrictions on use of the fixed account and different interest rates charged and credited on Policy loans. Please refer to your Policy, since any variations will be included in your Policy or in riders or endorsements attached to your Policy.

YEAR 2000 READINESS DISCLOSURE

     Many computer software systems in use today cannot distinquish the year 2000 from the year 1900 because dates are encoded using the standard six-place format that allows entry of only the last two digits of the year. This is commonly known as the "Year 2000 Problem."

     Regarding our systems and software that administer the Policies, we believe that our own internal systems will be Year 2000 ready. Additionally, we require third party vendors that supply software or administrative services to us in connection with Policy administration to certify that such software and/or services will be Year 2000 ready.

     The "Year 2000 Problem" could also adversely impact the portfolios if the computer systems used by the portfolios' investment advisers and other service providers do not accurately process date information on or after January 1, 2000. The investment advisers are addressing this issue by testing the computer systems they use to ensure that those systems will operate properly on or after January 1, 2000, and are seeking assurances from other service providers they use that their computer systems will be adapted to address the "Year 2000 Problem" in time to prevent adverse consequences on or after January 1, 2000. However, especially when taking into account interaction with other systems, it is difficult to predict with precision that there will be no disruption of services in connection with the Year 2000.

     We continue to believe that we will achieve Year 2000 readiness. However, the size and complexity of our systems and the need for them to interface with other systems internally and with those of our customers, vendors, partners, governmental agencies and other outside parties, create the possibility that some systems may experience Year 2000 problems. Although we believe we will be properly prepared for the date change, we are also developing contingency plans to minimize any potential disruptions to operations, especially from externally interfaced systems over which we have limited or no control.

     The issue could also adversely impact the value of the securities that the portfolios invest in if the issuing companies' systems do not operate properly on or after January 1, 2000, and this risk could be heightened for portfolios that invest internationally. Refer to the prospectuses for the portfolios for more information.

     THE ABOVE INFORMATION IS SUBJECT TO THE YEAR 2000 READINESS DISCLOSURE ACT. THIS ACT MAY LIMIT YOUR LEGAL RIGHTS IN THE EVENT OF A DISPUTE.

EXPERTS

     The consolidated financial statements of Transamerica at December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing in this prospectus. The financial statements audited by Ernst & Young LLP have been included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     Actuarial matters included in this prospectus have been examined by [Alan Yaeger] as stated in the opinion filed as an exhibit to the registration statement.

FINANCIAL STATEMENTS

     Our consolidated financial statements appear on the following pages. Our financial statements should be distinguished from the separate account's financial statements and you should consider our financial statements only as bearing upon our ability to meet our obligations under the Policies.

     Our consolidated financial statements as of December 31, 1999 and 1998 and for the end of the three years in the period ended December 31, 1999, have been prepared on the basis of [statutory accounting principles rather than] generally accepted accounting principles.

ADDITIONAL INFORMATION ABOUT TRANSAMERICA

     Transamerica is a stock life insurance company that is wholly-owned by Transamerica Insurance Corporation of California, which, in turn, is a subsidiary of Transamerica Corporation, which, in turn, is wholly-owned by AEGON, N.V. Transamerica's administrative office is located at 570 Carillon Parkway, St. Petersburg, Florida 33716-1202, and the mailing address is P.O. Box 5068, Clearwater, Florida 33758-5068. Transamerica's home office is located at 1150 South Olive Street, Los Angeles, California 90015.

     Transamerica was incorporated in 1906 under the laws of California and is subject to regulation by the Insurance Department of the State of California, as well as by the insurance departments of all other states and jurisdictions in which it does business. Transamerica is licensed to sell insurance in all states (except New York), Puerto Rico, Guam, District of Columbia, American Samoa, Virgin Islands, Hong Kong and Taiwan. Transamerica submits annual statements on its operations and finances to insurance officials in all states and jurisdictions in which it does business. The Policy described in this prospectus has been filed with, and where required, approved by, insurance officials in those jurisdictions in which it is sold.

TRANSAMERICA'S DIRECTORS AND OFFICERS

     We are governed by a board of directors. The following table sets forth the name, address and principal occupation during the past five years of each of our directors.


                              BOARD OF DIRECTORS


                         POSITION WITH     PRINCIPAL OCCUPATION
 NAME AND ADDRESS        TRANSAMERICA      DURING PAST 5 YEARS
--------------------------------------------------------------------------------------
 Patrick S. Baird(1)     Director          Director (1999 - present); Director (1991 -
                                           present), Senior Vice President (1998 -
                                           present) and Chief Operating Officer (1996
                                           - present) of PFL Life Insurance Company;
                                           Executive Vice President (1995 - present),
                                           Chief Operating Officer (1996 - present),
                                           Chief Financial Officer (1992 - 1995); Vice
                                           President and Chief Tax Officer (1984 -
                                           1995) of AEGON USA.
--------------------------------------------------------------------------------------
 Brenda K. Clancy(1)     Director          Director (1999 - present); Senior Vice
                                           President, Corporate (1991 - present);
                                           Treasurer (1996 - present) and Chief
                                           Financial Officer (1996 - present) of PFL
                                           Life Insurance Company.
--------------------------------------------------------------------------------------

                              POSITION WITH              PRINCIPAL OCCUPATION
 NAME AND ADDRESS             TRANSAMERICA               DURING PAST 5 YEARS
--------------------------------------------------------------------------------------------------
 Thomas J. Cusack(2)          Director                   Director (1997 - present); Chairman,
                                                         President and Chief Executive Officer
                                                         (1997 - 1999); Director, President and
                                                         Chief Executive Officer (1995 - present);
                                                         Senior Vice President of Transamerica
                                                         Corporation (1993 - 1995); and Vice
                                                         President of Corporate Development of
                                                         General Electric Company (1989 - 1993).
--------------------------------------------------------------------------------------------------
 James W. Dederer, CLU(2)     Director, Executive        Director, Executive Vice President, General
                              Vice President,            Counsel and Corporate Secretary (1988 -
                              General Counsel and        present).
                              Corporate Secretary
--------------------------------------------------------------------------------------------------
 George A. Foegele(3)         Director and               Director and Senior Vice President
                              Senior Vice President      (     ); and President and Chief
                                                         Executive Officer of Transamerica Life
                                                         Insurance Company of Canada
                                                         (     ).
--------------------------------------------------------------------------------------------------
 David E. Gooding(2)          Director and Executive     Director and Executive Vice President
                              Vice President             (1992 - present).
--------------------------------------------------------------------------------------------------
 Douglas C. Kolsrud(1)        Director                   Director (1999 - present); Director, Senior
                                                         Vice President, Chief Investment Officer
                                                         and Corporate Actuary, Investment
                                                         Division of PFL Life Insurance Company
                                                         (    -    ).
--------------------------------------------------------------------------------------------------
 Richard N. Latzer(4)         Director                   Director, Senior Vice President and Chief
                                                         Investment Officer of Transamerica
                                                         Corporation (1989 - present); Director,
                                                         President and Chief Executive Officer of
                                                         Transamerica Investment Services, Inc.
                                                         (1988 - present).
--------------------------------------------------------------------------------------------------
 Karen O. MacDonald(2)        Director, Senior Vice      Director, Senior Vice President and
                              President and              Corporate Actuary (1995 - present); and
                              Corporate Actuary          Senior Vice President and Corporate
                                                         Actuary (1992 - 1995).
--------------------------------------------------------------------------------------------------
 Gary U. Rolle'(2)            Director                   Director, Executive Vice President and
                                                         Chief Investment Officer of Transamerica
                                                         Investment Services, Inc. (1981 - present).
--------------------------------------------------------------------------------------------------
 Paul E. Rutledge III(5)      Director                   Director and President of Reinsurance
                                                         Division (1998 - present); and President of
                                                         Life Insurance Company of Virginia (1991
                                                         - 1997).
--------------------------------------------------------------------------------------------------
 T. Desmond Sugrue(2)         Director and Executive     Director and Executive Vice President
                              Vice President             (1997 - present); Senior Vice President
                                                         (1996 - 1997); and Self-employed --
                                                         Consulting (1994 - 1996).
--------------------------------------------------------------------------------------------------

                                  POSITION WITH    PRINCIPAL OCCUPATION
 NAME AND ADDRESS                 TRANSAMERICA     DURING PAST 5 YEARS
-----------------------------------------------------------------------------------------------
 Nooruddin S. Veerjee, FSA(2)     Director         President of Insurance Products Division
                                                   (1997 - present); Director and President
                                                   of Group Pension Division (1993 - present);
                                                   Senior Vice President (1992 - 1993); and
                                                   Vice President (1990 - 1992).
-----------------------------------------------------------------------------------------------
 Craig D. Vermie(1)               Director         Director (1999 - present); Director (1995 -
                                                   present), Vice President (1990 - present)
                                                   and General Counsel, Corporate (1996 -
                                                   present) of PFL Life Insurance Company.
-----------------------------------------------------------------------------------------------

The following table gives the name, address and principal occupation during the past five years of the principal officers of Transamerica (other than officers listed above as directors).

                              PRINCIPAL OFFICERS

                                        POSITION WITH          PRINCIPAL OCCUPATION
 NAME AND ADDRESS                        TRANSAMERICA          DURING PAST 5 YEARS
--------------------------------------------------------------------------------------------------------------
 Nicki Bair(1)                   Senior Vice President         Senior Vice President (1996 - present); Vice
                                                               President (1991 - 1996).
--------------------------------------------------------------------------------------------------------------
 Roy Chong-Kit(2)                Senior Vice President         Senior Vice President and Actuary (1997 -
                                 and Actuary                   present); Vice President and Actuary (1995 -
                                                               1997); and Actuary (1998 - 1999).
--------------------------------------------------------------------------------------------------------------
 William R. Gerner(1)            Executive Vice President      Executive Vice President, Diversified Financial
                                                               Products Division (1999 - present).
--------------------------------------------------------------------------------------------------------------
 Daniel E. Jund, FLMI(1)         Senior Vice President         Senior Vice President (1988 - present).
--------------------------------------------------------------------------------------------------------------
 Larry N. Norman(1)              Executive Vice President      Executive Vice President, Financial Markets
                                                               Division (1999 - present).
--------------------------------------------------------------------------------------------------------------
 William N. Scott, CLU,          Senior Vice President         Senior Vice President (1993 - present); Vice
 FLMI(2)                                                       President (1988 - 1993).
--------------------------------------------------------------------------------------------------------------
 Ron F. Wagley, CLU(1)           Senior Vice President and     Senior Vice President and Chief Agency
                                 Chief Agency Officer          Officer (1993 - present); Vice President (1989
                                                               - 1993).
--------------------------------------------------------------------------------------------------------------
 William R. Wellnitz, FSA(5)     Senior Vice President         Senior Vice President and Actuary (1996 -
                                 and Actuary                   present); and Vice President and Reinsurance
                                                               Actuary (1988 - 1996).
--------------------------------------------------------------------------------------------------------------
 Sally Yamada(1)                 Vice President and            Vice President and Treasurer (1999 - present).
                                 Treasurer
--------------------------------------------------------------------------------------------------------------

Located at:

(1) 4333 Edgewood Road, N.W., Cedar Rapids, Iowa 52449.

(2) 1150 South Olive Street, Los Angeles, California 90015.

(3) 300 Consilium Place, Scarborough, Ontario, Canada M1H3G2.

(4) 600 Montgomery Street, San Francisco, California 94111.

(5) 401 North Tryon Street, Charlotte, North Carolina 28202.

     Transamerica holds the assets of the separate account physically segregated and apart from the general account. Transamerica maintains records of all purchases and sales of portfolio shares by each of the subaccounts. Transamerica is insured under a broad manuscript fidelity bond program with coverage limits of $80,000,000. The lead underwriter is Capital CNA.

ADDITIONAL INFORMATION ABOUT THE SEPARATE ACCOUNT

     Transamerica Occidental Life Separate Account VUL-3, the separate account, was established by us as a separate account under the laws of the State of California, pursuant to resolutions adopted by our Board of Directors on June 11, 1996. The separate account is registered with the SEC under the 1940 Act as a unit investment trust. It meets the definition of a separate account under the federal securities laws. However, the SEC does not supervise the management of the investment practices or policies of the separate account.

APPENDIX A
ILLUSTRATIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The following illustrations show how certain values under a sample Policy would change with different rates of fictional investment performance over an extended period of time. In particular, the illustrations show how the death benefit, cash value, and net surrender value under a Policy issued to an insured of a given age would change over time if the premiums indicated were paid and the return on the assets in the subaccounts were a uniform gross annual rate (before any expenses) of 0%, 6% or 12%. The tables illustrate Policy values that would result based on assumptions that you pay the premiums indicated, you do not change your specified amount, and you do not take any cash withdrawals or Policy loans. The values under the Policy will be different from those shown even if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years shown.

     We based the illustration on page on a Policy for an insured who is a 35 year old male in the ultimate select, non-tobacco use class, annual premiums of $5,500, a $500,000 specified amount and death benefit Option A. The illustration on that page also assumes cost of insurance charges based on our CURRENT cost of insurance rates.

     The illustration on page is based on the same factors as those on page   ,
except that cost of insurance rates are based on the GUARANTEED cost of insurance rates (based on the 1980 Commissioners Standard Ordinary Mortality Table).

     The amounts we show for the death benefits, cash values and net surrender values take into account (1) the daily charge for assuming mortality and expense risks assessed against each subaccount. This charge is equivalent to an annual charge of 0.90% of the average net assets of the subaccounts during the first 15 Policy years (we guarantee to reduce this charge to 0.60% after the first 15 Policy years); (2) estimated daily expenses equivalent to an effective average annual expense level of % of the portfolios' average daily net assets; and (3) all applicable cash value charges. The % average portfolio expense level assumes an equal allocation of amounts among the 24 subaccounts. It is based on an average % investment advisory fee and estimated 1999 average normal operating expenses of % for each of the portfolios in operation during 2000. We used annualized actual audited expenses incurred during 1998 for the following portfolios to calculate the average annual expense level: WRL Alger Aggressive Growth ( %), WRL VKAM Emerging Growth ( %), WRL Janus Growth ( %), WRL Janus Global ( %), WRL AEGON Bond ( %), WRL LKCM Strategic Total Return ( %), WRL Federated Growth & Income ( %), WRL J.P. Morgan Money Market ( %), WRL Dean Asset Allocation ( %), WRL GE U.S. Equity ( %), WRL Third Avenue Value ( %), WRL J.P. Morgan Real Estate Securities ( %), WRL AEGON Balanced ( %), WRL NWQ Value Equity ( %), WRL C.A.S.E. Growth ( %), WRL GE/Scottish Equitable International Equity ( %), and Transamerica VIF Growth Portfolio ( %). Because the portfolios of WRL Goldman Sachs Growth, WRL Goldman Sachs Small Cap, WRL T. Rowe Price Dividend Growth, WRL T. Rowe Price Small Cap, WRL Salomon All Cap, WRL

Pilgrim Baxter Mid Cap Growth and WRL Dreyfus Mid Cap commenced operations on May 3, 1999, the estimated average annual portfolio expense level reflects estimated expenses for each of these portfolios at 1.00% for 1999.

     During 1999, WRL Management undertook to pay normal operating expenses of certain portfolios that exceeded a certain stated percentage of those portfolios' average daily net assets. WRL Management has undertaken until at least April 30, 2000 to pay expenses to the extent normal operating expenses of certain portfolios of the fund exceed a stated percentage of the portfolio's average daily net assets. See the Portfolio Annual Expense Table p. . Taking into account the assumed charges of 1.83%, the gross annual investment return rates of 0%, 6% and 12% are equivalent to net annual investment return rates of -1.83%, 4.17% and 10.17% during the first 15 policy years and -1.23%, 4.77% and 10.77% thereafter.

     The hypothetical returns shown in the tables are without any tax charges that may be attributable to the separate account, because we are not currently making such charges. In order to produce after tax returns of 0%, 6% or 12% if such charges are made in the future, the separate account would have to earn a sufficient amount in excess of 0%, 6% or 12% to cover any tax charges.

     The "Premium Accumulated at 5%" column of each table shows the amount which would accumulate if you invested an amount equal to the premium to earn interest at 5% per year, compounded annually.

     We will furnish, upon request, a comparable illustration reflecting the proposed insured's age, gender, risk classification and desired plan features.

                TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          HYPOTHETICAL ILLUSTRATIONS
                               MALE ISSUE AGE 35

  Specified Amount $500,000               Ultimate Select, Non-Tobacco Use Class
  Annual Premium $5,500                   Death Benefit Option A
                        Using Current Cost of Insurance Rates



END OF              PREMIUMS                                      DEATH BENEFIT
POLICY            ACCUMULATED                          ASSUMING HYPOTHETICAL GROSS AND NET
YEAR                 AT 5%                                 ANNUAL INVESTMENT RETURN OF
                                         0% (GROSS)                 6% (GROSS)                 12% (GROSS)
                                  -1.83% (NET) YEARS 1-15     4.17% (NET) YEARS 1-15     10.17% (NET) YEARS 1-15
                                   -1.23 (NET) YEARS 16+       4.77% (NET) YEARS 16+     10.77% (NET) YEARS 16+
  1
  2
  3
  4
  5
  6
  7
  8
  9
  10
  15
  20
  30(AGE 65)
  40(AGE 75)
  50(AGE 85)
  60(AGE 95)


END OF                           CASH VALUE                                   NET SURRENDER VALUE
POLICY               ASSUMING HYPOTHETICAL GROSS AND NET              ASSUMING HYPOTHETICAL GROSS AND NET
YEAR                     ANNUAL INVESTMENT RETURN OF                      ANNUAL INVESTMENT RETURN OF
                 0% (GROSS)       6% (GROSS)      12% (GROSS)      0% (GROSS)       6% (GROSS)     12% (GROSS)
                -1.83% (NET)     4.17% (NET)     10.17% (NET)     -1.83% (NET)     4.17% (NET)     10.17% (NET)
                 YEARS 1-15       YEARS 1-15      YEARS 1-15       YEARS 1-15       YEARS 1-15      YEARS 1-15
                -1.23% (NET)     4.77% (NET)     10.77% (NET)     -1.23% (NET)     4.77% (NET)     10.77% (NET)
                  YEARS 16+       YEARS 16+        YEARS 16+        YEARS 16+       YEARS 16+       YEARS 16+
1
2
3
4
5
6
7
8
9
10
15
20
30(AGE 65)
40(AGE 75)
50(AGE 85)
60(AGE 95)

* In the absence of an additional payment, the Policy would lapse.


The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future rates of return. Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations by an owner and the different investment rates of return for the funds. The death benefit, cash value and net surrender value for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below that average for individual Policy years. No representation can be made by Transamerica or the funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time. This illustration must be preceded or accompanied by current fund prospectuses.

                TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          HYPOTHETICAL ILLUSTRATIONS
                               MALE ISSUE AGE 35

  Specified Amount $500,000                  Ultimate Select, Non-Tobacco Use Class
  Annual Premium $5,500                      Death Benefit Option A
                        Using Guaranteed Cost of Insurance Rates


END OF              PREMIUMS                                      DEATH BENEFIT
POLICY            ACCUMULATED                          ASSUMING HYPOTHETICAL GROSS AND NET
YEAR                 AT 5%                                 ANNUAL INVESTMENT RETURN OF
                                         0% (GROSS)                 6% (GROSS)                 12% (GROSS)
                                  -1.83% (NET) YEARS 1-15     4.17% (NET) YEARS 1-15     10.17% (NET) YEARS 1-15
                                   -1.23% (NET) YEARS 16+      4.77% (NET) YEARS 16+     10.77% (NET) YEARS 16+
  1
  2
  3
  4
  5
  6
  7
  8
  9
  10
  15
  20
  30(AGE 65)
  40(AGE 75)
  50(AGE 85)
  60(AGE 95)


END OF                           CASH VALUE                                   NET SURRENDER VALUE
POLICY               ASSUMING HYPOTHETICAL GROSS AND NET              ASSUMING HYPOTHETICAL GROSS AND NET
YEAR                     ANNUAL INVESTMENT RETURN OF                      ANNUAL INVESTMENT RETURN OF
                 0% (GROSS)       6% (GROSS)      12% (GROSS)      0% (GROSS)       6% (GROSS)     12% (GROSS)
                -1.83% (NET)     4.17% (NET)     10.17% (NET)     -1.83% (NET)     4.17% (NET)     10.17% (NET)
                 YEARS 1-15       YEARS 1-15      YEARS 1-15       YEARS 1-15       YEARS 1-15      YEARS 1-15
                -1.23% (NET)     4.77% (NET)     10.77% (NET)     -1.23% (NET)     4.77% (NET)     10.77% (NET)
                  YEARS 16+       YEARS 16+        YEARS 16+        YEARS 16+       YEARS 16+       YEARS 16+
1
2
3
4
5
6
7
8
9
10
15
20
30(AGE 65)
40(AGE 75)
50(AGE 85)
60(AGE 95)

* In the absence of an additional payment, the Policy would lapse.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations by an owner and the different investment rates for the funds. The death benefit, cash value and net surrender value for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below that average for individual Policy years. No representation can be made by Transamerica or the funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time. This illustration must be preceded or accompanied by current fund prospectuses.

APPENDIX B [TO BE UPDATED]
WEALTH INDICES OF INVESTMENTS IN THE U.S. CAPITAL MARKET
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The information below graphically depicts the growth of $1.00 invested in large company stocks, small company stocks, long-term government bonds, Treasury bills, and hypothetical assets returning the inflation rate over the period from the end of 1925 to the end of 1999. All results assume reinvestment of dividends on stocks or coupons on bonds and no taxes. Transaction costs are not included, except in the small stock index starting in 1982.

     Each of the cumulative index values is initialized at $1.00 at year-end 1925. The graph illustrates that large company stocks and small company stocks have the best performance over the entire 74-year period: investments of $1.00 in these assets would have grown to $ and $ , respectively, by year-end 1999. This higher growth was earned by investments involving substantial risk. In contrast, long-term government bonds (with an approximate 20-year maturity), which exposed the holder to much less risk, grew to only $ .

     The lowest-risk strategy over the past 74 years (for those with short-term time horizons) was to buy U.S. Treasury bills. Since U.S. Treasury bills tended to track inflation, the resulting real (inflation-adjusted) returns were near zero for the entire 1926 - 1999 period.

[GRAPHIC OMITTED]

                   COMPOUND ANNUAL RATES OF RETURN BY DECADE

                              1920s*     1930s      1940s      1950s      1960s       1970s      1980s     1990s**     1989-99
Large Company ............   19.2%      -0.1%        9.2%      19.4%       7.8%        5.9%      17.5%     17.9%            %
Small Company ............   -4.5        1.4        20.7       16.9       15.5        11.5       15.8      13.6
Long-Term Corp. ..........    5.2        6.9         2.7        1.0        1.7         6.2       13.0      10.3
Long-Term Govt. ..........    5.0        4.9         3.2       -0.1        1.4         5.5       12.6      11.0
Inter-Term Govt. .........    4.2        4.6         1.8        1.3        3.5         7.0       11.9       8.3
Treasury Bills ...........    3.7        0.6         0.4        1.9        3.9         6.3        8.9       5.0
Inflation ................   -1.1       -2.0         5.4        2.2        2.5         7.4        5.1       3.0

----------------
 * Based on the period 1926-1929.
** Based on the period 1990-1999.

Used with permission. /copyright/2000 Ibbotson Associates, Inc. All rights reserved. [Certain portions of this work were derived from copyrighted works of Roger G. Ibbotson and Rex Sinquefield.]

Index to Financial Statements
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

TRANSAMERICA OCCIDENTAL LIFE SEPARATE ACCOUNT VUL-3:

There are no financial statements for the separate account because the subaccounts have not commenced operations as of the date of this prospectus.

TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY:

Report of Independent Auditors dated            , 2000
[Statutory-Basis] Consolidated Balance Sheet at December 31, 1999 and 1998

[Statutory-Basis] Consolidated Statement of Income for the years ended December 31, 1999, 1998 and 1997

[Statutory-Basis] Consolidated Statement of Changes in Shareholders' Equity for the years ended December 31, 1999, 1998 and 1997

[Statutory-Basis] Consolidated Statement of Cash Flows for the years ended December 31, 1999, 1998 and 1997 Notes to [Statutory-Basis] Consolidated Financial Statements

[Statutory-Basis] Financial Statement Schedules



TA00001-05/2000

                                    PART II.
                                OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                REPRESENTATION PURSUANT TO SECTION 26(e) (2) (A)

         Transamerica Occidental Life Insurance Company ("Transamerica") hereby represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica.

                    STATEMENT WITH RESPECT TO INDEMNIFICATION

         Provisions exist under the California Corporations Code, the Restated Articles of Incorporation and Restated Bylaws of Transamerica whereby Transamerica may indemnify certain persons against certain payments incurred by such persons. The following excerpts contain the substance of these provisions.

                          CALIFORNIA CORPORATIONS CODE

Section 317. Indemnification of agent of corporation in proceedings or actions.

(a) For the purposes of this section, "agent" means any person who is or was a director, officer, employee or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a foreign or domestic corporation which was a predecessor corporation of the corporation or of another enterprise at the request of the predecessor corporation; "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative; and "expenses" includes without limitation attorneys' fees and any expenses of establishing a right to indemnification under subdivision
         (d) or paragraph (4) of subdivision (e).

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of the corporation or that the person had reasonable cause to believe that the person's conduct was unlawful.

(c) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders.

         No indemnification shall be made under this subdivision for any of the following:

         (1) In respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation in the performance of that person's duty to the corporation and its shareholders, unless and only to the extent that the court in which the proceeding is or was pending shall determine upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses and then only to the extent that the court shall determine.

         (2) Of amounts paid in settling or otherwise disposing of a pending action without court approval.

         (3) Of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval.

(d) To the extent that an agent of a corporation has been successful on the merits in defense of any proceeding referred to in subdivision (b) or
         (c) or in defense of any claim, issue, or matter therein, the agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith.

(e) Except as provided in subdivision (d), any indemnification under this section shall be made by the corporation only if authorized in the specific case, upon a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct set forth in subdivision (b) or (c), by any of the following:

         (1) A majority vote of a quorum consisting of directors who are not parties to such proceeding.

         (2) If such a quorum of directors is not obtainable, by independent legal counsel in a written opinion.

         (3) Approval of the shareholders (Section 153), with the shares owned by the person to be indemnified not being entitled to vote thereon.

         (4) The court in which the proceeding is or was pending upon application made by the corporation or the agent or the attorney or other person rendering services in connection with the defense, whether or not the application by the agent, attorney or other person is opposed by the corporation.

(f) Expenses incurred in defending any proceeding may be advanced by the corporation prior to the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the agent to repay that amount if it shall be determined ultimately that the agent is not entitled to be indemnified as authorized in this section. The provisions of subdivision (a) of Section 315 do not apply to advances made pursuant to this subdivision.

(g) The indemnification authorized by this section shall not be deemed exclusive of any additional rights to indemnification for breach of duty to the corporation and its shareholders while acting in the capacity of a director or officer of the corporation to the extent the additional rights to indemnification are authorized in an article provision adopted pursuant to paragraph (11) of subdivision (a) of
         Section 204. The indemnification provided by this section for acts, omissions, or transactions while acting in the capacity of, or while serving as, a director or officer of the corporation but not involving breach of duty to the corporation and its shareholders shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, to the extent the additional rights to indemnification are authorized in the articles of the corporation. An article provision authorizing indemnification "in excess of that otherwise permitted by Section 317" or "to the fullest extent permissible under California law" or the substantial equivalent thereof shall be construed to be both a provision for additional indemnification for breach of duty to the corporation and its shareholders as referred to in, and with the limitations required by, paragraph (11) of subdivision (a) of Section 204 and a provision for additional indemnification as referred to in the second sentence of this subdivision. The rights to indemnity hereunder shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of the person. Nothing contained in this section shall affect any right to indemnification to which persons other than the directors and officers may be entitled by contract or otherwise.

(h) No indemnification or advance shall be made under this section, except as provided in subdivision (d) or paragraph (4) of subdivision (e), in any circumstance where it appears:

         (1) That it would be inconsistent with a provision of the articles, bylaws, a resolution of the shareholders, or an agreement in effect at the time of the accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification.

         (2) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

(i) A corporation shall have power to purchase and maintain insurance on behalf of any agent of the corporation against any liability asserted against or incurred by the agent in that capacity or arising out of the agent's status as such whether or not the corporation would have the power to indemnify the agent against that liability under this section. The fact that a corporation owns all or a portion of the shares of the company issuing a policy of insurance shall not render this subdivision inapplicable if either of the following conditions are satisfied: (1) if the articles authorize indemnification in excess of that authorized in this section and the insurance provided by this subdivision is limited as indemnification is required to be limited by paragraph (11) of subdivision (a) of Section 204; or (2)(A) the company issuing the insurance policy is organized, licensed, and operated in a manner that complies with the insurance laws and regulations applicable to its jurisdiction of organization, (B) the company issuing the policy provides procedures for processing claims that do not permit that company to be subject to the direct control of the corporation that purchased that policy, and (C) the policy issued provides for some manner of risk sharing between the issuer and purchaser of the policy, on one hand, and some unaffiliated person or persons, on the other, such as by providing for more than one unaffiliated owner of the company issuing the policy or by providing that a portion of the coverage furnished will be obtained from some unaffiliated insurer or reinsurer.

(j) This section does not apply to any proceeding against any trustee, investment manager, or other fiduciary of an employee benefit plan in that person's capacity as such, even though the person may also be an agent as defined in subdivision (a) of the employer corporation. A corporation shall have power to indemnify such a trustee, investment manager, or other fiduciary to the extent permitted by subdivision (f) of Section 207.

               RESTATED ARTICLES OF INCORPORATION OF TRANSAMERICA

                                      FIFTH

The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

                                      SIXTH

The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through by-law provisions, agreements with the agents, vote of shareholders or disinterested directors, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code subject only to the limits on excess indemnification set forth in Section 204 of the California Corporations Code. The corporation is further authorized to provide insurance for agents as set forth in Section

317 of the California Corporations Code, provided that, in cases where the corporation owns all or a portion of the shares of the company issuing the insurance policy, the company and/or the policy must meet one of the two sets of conditions set forth in Section 317, as amended.

                         RESTATED BYLAWS OF TRANSAMERICA

                                    ARTICLE V

          INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS

Section 1.        Right to Indemnification.

Each person who was or is a party or is threatened to be made a party to or is involved, even as a witness, in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereafter a "Proceeding"), by reason of the fact that he, or a person of whom he is the legal representative, is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another foreign or domestic corporation partnership, joint venture, trust, or other enterprise, or was a director, officer, employee, or agent of a foreign or domestic corporation that was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation, including service with respect to employee benefit plans, whether the basis of the Proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent (hereafter an "Agent"), shall be indemnified and held harmless by the corporation to the fullest extent authorized by statutory and decisional law, as the same exists or may hereafter be interpreted or amended (but, in the case of any such amendment or interpretation, only to the extent that such amendment or interpretation permits the corporation to provide broader indemnification rights than were permitted prior thereto) against all expenses, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes and penalties, amounts paid or to be paid in settlement, any interest, assessments, or other charges imposed thereon, and any federal, state, local, or foreign taxes imposed on any Agent as a result of the actual or deemed receipt of any payments under this Article) incurred or suffered by such person in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing for any of the foregoing, in any Proceeding (hereafter "Expenses"); provided, however, that except as to actions to enforce indemnification rights pursuant to Section 3 of this Article, the corporation shall indemnify any Agent seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this Article shall be a contract right. (It is the Corporation's intent that these bylaws provide indemnification in excess of that expressly permitted by Section 317 of the California General Corporation Law, as authorized by the Corporation's Articles of Incorporation.)

Section 2.        Authority to Advance Expenses.

Expenses incurred by an officer or director (acting in his capacity as such) in defending a Proceeding shall be paid by the corporation in advance of the final disposition of such Proceeding, provided, however, that if required by California General Corporation Law, as amended, such Expenses shall be advanced only upon delivery to the corporation of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Article or otherwise. Expenses incurred by other Agents of the corporation (or by the directors or officers not acting in their capacity as such, including service with respect to employee benefit plants) may be advanced upon the receipt of a similar undertaking, if required by law, and upon such other terms and conditions as the Board of Directors deems appropriate. Any obligation to reimburse the corporation for Expense advances shall be unsecured and no interest shall be charged thereon.

Section 3.        Right of Claimant to Bring Suit.

If a claim under Section 1 or 2 of this Article is not paid in full by the corporation within 30 days after a written claim has been received by the corporation the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense (including attorneys' fees) of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending a Proceeding in advance of its final disposition where the required undertaking has been tendered to the corporation) that the claimant has not met the standards of conduct that make it permissible under the California General Corporation Law for the corporation to indemnify the claimant for the amount claimed. The burden of proving such a defense shall be on the corporation. Neither the failure of the corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper under the circumstances because he has met the applicable standard of conduct set forth in the California General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant had not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

         The directors and officers of Transamerica are covered under a Directors and Officers liability program which includes direct coverage to directors and officers (Coverage A) and corporate reimbursement (Coverage B) to reimburse the Company for indemnification of its directors and officers. Such directors and officers are indemnified for loss arising from any covered claim by reason of any Wrongful Act in their capacities as directors or officers. In general, the term "loss" means any amount which the insureds are legally obligated to pay for a claim for Wrongful Acts. In general, the term "Wrongful Acts" means any breach of duty, neglect, error, misstatement, misleading statement or omission caused, committed or attempted by a director or officer while acting individually or collectively in their capacity as such, claimed against them solely by reason of their being directors and officers. The limit of liability under the program is $95,000,000 for Coverage A and $80,000,000 for Coverage B for the period 11/15/98 to 11/15/2000. Coverage B is subject to a self insured retention of $15,000,000. The primary policy under the program is with CNA Lloyds, Gulf, Chubb and Travelers.

                              RULE 484 UNDERTAKING

         Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

  The facing sheet
  The prospectus, consisting of 84 pages
  The undertaking to file reports Representation pursuant to Section 26(e)(2)(A)

        The statement with respect to indemnification
        The Rule 484 undertaking
        The signatures

Written consent of the following persons:

        (a)      [Alan Yaeger]
        (b)      James W. Dederer, Esq.
        (c)      Sutherland Asbill & Brennan LLP
        (d)      Ernst & Young LLP

The following exhibits:

1. The following exhibits correspond to those required by paragraph A to the instructions as to exhibits in Form N-8B-2:
        A.       (1)    Resolution of the Board of Directors of Transamerica
                        Establishing the Separate Account
                 (2)    Not Applicable
                 (3)    Distribution of Policies:
                        (a)    [Master Service and Distribution Compliance
                               Agreement] (2)
                        (b)    [Broker/Dealer Supervisory and Service
                               Agreement] (2)
                        (c)    Principal Underwriting Agreement
                 (4)    Not Applicable
                 (5)    (a)    Specimen Flexible Premium Variable Life
                               Insurance Policy
                        (b)    Living Benefit Rider (an Accelerated Death
                               Benefit) (2)
                        (c)    Primary Insured Rider (2)
                        (d)    Primary Insured Rider Plus (2)
                        (e)    Children's Insurance Rider (2)
                        (f)    Other Insured Rider (2)
                        (g)    Disability Waiver Rider (2)
                        (h)    Disability Waiver and Income Rider (2)
                        (i)    Accidental Death Benefit Rider (2)
                        (j)    Dollar Cost Averaging Endorsement (2)
                        (k)    Asset Rebalancing Program Endorsement (2)
                 (6)    (a)    Restated Articles of Incorporation of
                               Transamerica (1)
                        (b)    Restated Bylaws of Transamerica (1)
                 (7)    Not Applicable
                 (8)    Participation Agreements
                        (a)    [Between Transamerica and WRL Series Fund,
                               Inc.] (2)
                        (b)    [Between Transamerica and Transamerica Insurance
                               Fund, Inc.] (2)
                 (9)    Not Applicable
                 (10)   Application for Flexible Premium Variable Life Insurance
                        Policy (2)
                 (11)   Memorandum describing issuance, transfer and redemption
                        procedures (2)

2.      See Exhibit 1.A.

3. Opinion of Counsel as to the legality of the securities being registered (2)

4. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I

5.      Not Applicable

6. Opinion and consent of [Alan Yaeger] as to actuarial matters pertaining to the securities being registered (2)

7.      Consent of James W. Dederer, Esq. (2)

8.      Consent of Sutherland Asbill & Brennan LLP (2)

9.      Consent of Ernst & Young LLP (2)

10.     Powers of Attorney

----------------------------------------

(1) This exhibit was previously filed on Initial Registration Statement on Form S-6 dated October 14, 1997 (File No. 333-37883) and is incorporated herein by reference.

(2)     To be filed by amendment.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of St. Petersburg, County of Pinellas, Florida on this 24th day of November, 1999.


(SEAL)                      TRANSAMERICA OCCIDENTAL LIFE
                            SEPARATE ACCOUNT VUL-3
                            ----------------------------
                            Registrant

(SEAL)                      TRANSAMERICA OCCIDENTAL LIFE
                            INSURANCE COMPANY
                            ----------------------------
                            Depositor

ATTEST:


/s/ THOMAS E.PIERPAN        By: /s/ NOORUDIN S. VEERJEE
--------------------        ----------------------------
Thomas E. Pierpan           Nooruddin S. Veerjee, FSA*/
Vice President              Director and President - Insurance Products Division


     Pursuant to the requirements of the Securities Act of 1933, this Initial Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


SIGNATURE                     TITLE                                  DATE


/s/ NOORUDDIN S. VEERJEE      Director and President - Insurance     November 24, 1999
--------------------------    Product Division
Nooruddin S. Veerjee, FSA*/


/s/ PATRICK S. BAIRD          Director                               November 24, 1999
--------------------------
Patrick S. Baird


/s/ BRENDA K. CLANCY          Director                               November 24, 1999
--------------------------
Brenda K. Clancy


/s/ THOMAS  J. CUSACK         Director and Chairman                  November 24, 1999
--------------------------
Thomas J. Cusack*/


/s/ JAMES W. DEDERER          Director                               November 24, 1999
--------------------------
James W. Dederer, CLU*/


/s/ GEORGE A. FOEGELE         Director                               November 24, 1999
--------------------------
George A. Foegele*/



/s/ DAVID E. GOODING          Director                               November 24, 1999
--------------------------
David E. Gooding*/


/s/ DOUGLAS C. KOLSRUD        Director                               November 24, 1999
--------------------------
Douglas C. Kolsrud


/s/ Richard N. Latzer         Director                               November 24, 1999
--------------------------
N. Latzer*/


/s/ Karen O. MACDONALD        Director and Acting Chief Financial    November 24, 1999
--------------------------    Officer
Karen O. MacDonald*/


/s/ GARY U. ROLLE'            Director                               November 24, 1999
--------------------------
Gary U. Rolle'*/


/s/ PAUL E. RUTLEDGE III      Director                               November 24, 1999
--------------------------
Paul E. Rutledge III*/


/s/ T. DESMOND SUGRUE         Director                               November 24, 1999
--------------------------
T. Desmond Sugrue*/


/s/ CRAIG D. VERMIE           Director                               November 24, 1999
--------------------------
Craig D. Vermie



*/ /s/ DAVID M. GOLDSTEIN
   -----------------------------
   Signed by: David M. Goldstein
   As Attorney-in-Fact

                                  EXHIBIT INDEX

EXHIBIT NO.                DESCRIPTION OF EXHIBIT

1.A.(1) Resolution of the Board of Directors of Transamerica Establishing the Separate Account

1.A.(3)(c)                 Principal Underwriting Agreement

1.A.(5)(a)                 Specimen Flexible Premium Variable Life Insurance
                           Policy

10                         Powers of Attorney